FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2021.

2.	(English Translation) Confirmation Letter.

The registrant hereby incorporates Exhibits 1 (except Part I, Item 4.2 — “Quarterly Review Certificate” and the English translation of Quarterly Review Report of Independent Auditor) and 2 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-261756) of the registrant, filed with the SEC on December 20, 2021.

EXPLANATORY NOTE: The registrant furnished with the Securities and Exchange Commission (the “SEC”) a report on Form 6-K on February 22, 2022 (the “Original Form 6-K”). The registrant is furnishing this Form 6-K/A in order to amend certain information contained in Exhibit 1 “(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2021” furnished on the Original Form 6-K.

As shown in Exhibit 1 to this Form 6-K/A, amendments are indicated by “underline” and relate to the following:

•	Part I Corporate Information — Item 1. Information on Company and Its Subsidiaries and Affiliates — 1. Selected Financial Data

•	Part I Corporate Information — Item 2. Operating and Financial Review — 1. Risk Factors

•	Part I Corporate Information — Item 2. Operating and Financial Review — 2. Operating, Financial and Cash Flow Analyses by Management — (6) Liquidity and Capital Resources — Cash Flows

•	Part I Corporate Information — Item 4. Financial Information — 1. Consolidated Financial Statements — (5) Consolidated Statements of Cash Flows (UNAUDITED)

•	Part I Corporate Information — Item 4. Financial Information — 1. Consolidated Financial Statements — Notes to the Consolidated Financial Statements (UNAUDITED) — 1. Basis of accounting

No other portion of the Original Form 6-K is being amended hereby.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 25, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Exhibit 1

Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2021

Items included in the Quarterly Securities Report

Note: Translations for the underlined items are attached to this form as below.

Part I Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

		Nine months ended December 31, 2020	Nine months ended December 31, 2021	Three months ended December 31, 2020	Three months ended December 31, 2021	Year ended March 31, 2021
Total revenue	(Mil yen)	1,389,263	1,188,133	455,872	403,752	1,617,235
Net revenue	(Mil yen)	1,231,837	1,023,106	402,092	350,965	1,401,872
Income before income taxes	(Mil yen)	396,771	177,100	131,333	80,100	230,671
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(Mil yen)	308,524	112,033	98,366	60,333	153,116
Comprehensive income attributable to NHI shareholders	(Mil yen)	201,949	167,916	54,392	106,578	141,077
Total equity	(Mil yen)	2,853,392	2,879,215	—	—	2,756,451
Total assets	(Mil yen)	44,592,245	45,215,357	—	—	42,516,480
Net income attributable to NHI shareholders per share—basic	(Yen)	101.03	36.40	32.16	19.66	50.11
Net income attributable to NHI shareholders per share—diluted	(Yen)	98.30	35.33	31.16	19.07	48.63
Total NHI shareholders’ equity as a percentage of total assets	(%)	6.3	6.2	—	—	6.3
Cash flows from operating activities	(Mil yen)	661,441	(515,289)	—	—	667,610
Cash flows from investing activities	(Mil yen)	321,903	(512,726)	—	—	257,932
Cash flows from financing activities	(Mil yen)	(772,532)	734,135	—	—	(668,725)
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	(Mil yen)	3,367,676	3,267,578	—	—	3,510,011

1

The selected financial data of Nomura Holdings, Inc. (the “Company”) and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”, “we”, “our”, or “us”) are stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2	As the consolidated financial statements have been prepared, selected financial data on the Company are not disclosed.
3

As discussed in Item 4. Financial Information, 1 Consolidated Financial Statements, Note 1 “Basis of accounting”, amounts for Cash flows from operating activities, Cash flows from investing activities and Cash flows from financing activities have been restated to correct certain errors identified during the fourth quarter ended March 31, 2024.

2. Business Overview

There were no significant changes to the businesses of the Company and its 1,322 consolidated subsidiaries for the nine months ended December 31, 2021.

There were 15 affiliated companies which were accounted for by the equity method as of December 31, 2021.

Item 2. Operating and Financial Review

1. Risk Factors

Significant changes in our Risk Factors which were described on the annual securities report from the original date of submission of the annual securities report (June 25, 2021) until the original date of submission of this report (February 14, 2022) are stated below. The titles below correspond to the titles of “Part I Corporate Information—Item 2. Operating and Financial Review—2. Risk Factors” in the annual securities report. The discussion below contains future matters that are based on the assessments made as of the original date of submission of this report (February 14, 2022), unless noted separately.

There is no significant change to the risk factor titled “Part I Corporate Information—Item 2. Operating and Financial Review—2. Risk Factors—Risks Relating to Legal, Compliance and Other Operational Issues—13. We have identified a material weakness in our internal control over financial reporting and, despite our efforts to remediate, may identify further material weaknesses in the future.” described in the amended annual securities report for March 31, 2021 submitted on June 25, 2024.

5. Our business may incur losses due to various factors in the conduct of its operations.

(1) We may incur significant losses from our trading and investment activities

(Omitted)

For example, in March 2021, following the default of a U.S. prime brokerage client in respect of a margin call, we issued a close-out event notice to such client, and proceeded to wind down positions held as hedges for transactions with the client. We refer to this event and the losses caused as the “U.S. Prime Brokerage Event.” See Item 5. “Operating and Financial Review—Executive Summary—U.S. Prime Brokerage Event” for further information on the nature of this event. Despite our efforts to wind down the relevant positions in a way that would limit losses to us and impacts on the market, volatility in the underlying securities led us to recognize a trading loss of ¥204.2 billion during the year ended March 31, 2021. We also recognized a provision for current expected credit losses ¥41.6 billion during the same period to reflect a shortfall in the value of securities pledged as collateral by the client against financing provided to the client, caused by a decrease in the value of such securities before we were able to liquidate them. The unwinding of the underlying positions was completed in the first quarter of the fiscal year ending March 31, 2022, and we recognized additional losses of ¥65.4 billion in the three months ended June 30, 2021 as a result. Despite our actions in response to the U.S. Prime Brokerage Event, including to improve our risk management activities, our business model necessarily involves significant trading activity, and we may record significant losses as a result of such trading activity again in the future.

(Omitted)

2. Operating, Financial and Cash Flow Analyses by Management

(1) Operating Results

Nomura reported net revenue of ¥1,023.1 billion, non-interest expenses of ¥846.0 billion, income before income taxes of ¥177.1 billion, and net income attributable to NHI shareholders of ¥112.0 billion for the nine months ended December 31, 2021.

The breakdown of net revenue and non-interest expenses on the consolidated statements of income are as follows:

	Millions of yen
	Nine months ended December 31
	2020	2021
Commissions	¥274,452	¥257,095
Brokerage commissions	200,101	195,692
Commissions for distribution of investment trust	51,442	37,191
Other	22,909	24,212
Fees from investment banking	73,997	115,624
Underwriting and distribution	41,523	56,567
M&A / financial advisory fees	25,120	44,264
Other	7,354	14,793
Asset management and portfolio service fees	169,712	201,128
Asset management fees	157,497	186,716
Other	12,215	14,412
Net gain on trading	406,954	249,942
Gain (loss) on private equity and debt investments	4,237	31,082
Net interest	121,213	52,070
Gain (loss) on investments in equity securities	8,936	2,964
Other	172,336	113,201

Net revenue	¥1,231,837	¥1,023,106

	Millions of yen
	Nine months ended December 31
	2020	2021
Compensation and benefits	¥412,119	¥403,883
Commissions and floor brokerage	82,512	78,343
Information processing and communications	129,306	135,831
Occupancy and related depreciation	54,223	52,069
Business development expenses	9,852	11,596
Other	147,054	164,284

Non-interest expenses	¥835,066	¥846,006

Business Segment Information

Results by business segment are noted below. In April 2021, the Investment Management Division was newly established by replacing the Asset Management Division and the Merchant Banking Division. Accordingly, our operating management and management reporting are prepared based on the Retail, the Investment Management and the Wholesale segments. We disclose business segment information in accordance with this structure from the first quarter commencing on April 1, 2021.

Reconciliations of Net revenue and Income (loss) before income taxes on segment results of operations and the consolidated statements of income are set forth in Item 4. Financial Information, 1. Consolidated Financial Statements, Note 16. “Segment and geographic information.”

Net revenue

	Millions of yen
	Nine months ended December 31
	2020	2021
Retail	¥272,028	¥257,528
Investment Management	109,122	137,919
Wholesale	692,113	508,155
Other (Incl. elimination)	151,673	115,036

Total	¥1,224,936	¥1,018,638

Non-interest expenses

	Millions of yen
	Nine months ended December 31
	2020	2021
Retail	¥205,819	¥203,487
Investment Management	53,357	57,626
Wholesale	461,896	470,709
Other (Incl. elimination)	113,994	114,184

Total	¥835,066	¥846,006

Income (loss) before income taxes

	Millions of yen
	Nine months ended December 31
	2020	2021
Retail	¥66,209	¥54,041
Investment Management	55,765	80,293
Wholesale	230,217	37,446
Other (Incl. elimination)	37,679	852

Total	¥389,870	¥172,632

Note: Prior period amounts have been reclassified to conform to the current year presentation.

Retail

Net revenue was ¥257.5 billion primarily due to a decrease in commissions from sales of stocks and investment trusts. Non-interest expenses were ¥203.5 billion and income before income taxes was ¥54.0 billion. Retail client assets were ¥125.0 trillion as of December 31, 2021, a ¥1.6 trillion decrease from March 31, 2021.

Investment Management

Net revenue was ¥137.9 billion. Non-interest expenses were ¥57.6 billion and income before income taxes was ¥80.3 billion. Assets under management were ¥68.5 trillion as of December 31, 2021, a ¥3.8 trillion increase from March 31, 2021, primarily due to increases in the market value of assets under management and inflows to our investment trusts.

The breakdown of net revenue for Investment Management is as follows:

	Millions of yen
	Nine months ended December 31
	2020	2021
Business revenue(1)	¥82,084	¥88,786
Investment gain/ loss(2)	27,038	49,133

Net revenue	¥109,122	¥137,919

Note: Prior period amounts have been reclassified to conform to the current year presentation.

(1)

Consists of division revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing-related businesses and management fee revenues generated from our private equity and other investment businesses

(2)

Consists of division revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments, our investments held in our private equity and other investment businesses and our investment in Mebuki Financial Group, Inc.

Wholesale

Net revenue was ¥508.2 billion. Non-interest expenses were ¥470.7 billion and income before income taxes was ¥37.4 billion, which included losses of ¥65.4 billion arising from transactions with a U.S. client.

The breakdown of net revenue for Wholesale is as follows:

	Millions of yen
	Nine months ended December 31
	2020	2021
Global Markets	¥612,368	¥398,267
Investment Banking	79,745	109,888

Net revenue	¥692,113	¥508,155

Global Markets net revenue was ¥398.3 billion. Fixed Income net revenue decreased from ¥357.6 billion in the previous year to ¥246.8 billion primarily due to market normalization. Equities net revenue decreased from ¥254.8 billion in the previous year to ¥151.4 billion primarily due to losses arising from transactions with a U.S. client. Investment banking net revenue was ¥109.9 billion.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, a part of realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. Other operating results for the nine months ended December 31, 2021 include gains from changes in the fair value of derivative liabilities of ¥3.9 billion attributable to the change in its own creditworthiness and gains from changes in counterparty credit spread of ¥1.6 billion. Net revenue was ¥115.0 billion, mainly due to income of ¥36.2 billion recognized in June 2021 from the sale of a part of our shares held in Nomura Research Institute, Ltd. Non-interest expenses were ¥114.2 billion, mainly due to recognizing expenses of approximately ¥40.0 billion related to legacy transactions. Income before income taxes was ¥0.9 billion for the nine months ended December 31, 2021.

Geographic Information

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 16. “Segment and geographic information” for net revenue and income (loss) before income taxes by geographic allocation.

Cash Flow Information

Please refer to “(6) Liquidity and Capital Resources.”

(2) Assets and Liabilities Associated with Investment and Financial Services Business

1) Exposure to Certain Financial Instruments and Counterparties

Market conditions continue to impact numerous products to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance with unfunded commitments, presenting funded and unfunded portions by geographic location of the target company as of December 31, 2021.

	Millions of yen
	December 31, 2021
	Funded	Unfunded	Total
Europe	¥8,577	¥159,143	¥167,720
Americas	31,491	140,856	172,347
Asia and Oceania	10,110	37,011	47,121

Total	¥50,178	¥337,010	¥387,188

Special Purpose Entities

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions, distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as a transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Item 4. Financial Information, 1. Consolidated Financial Statements, Note 6. “Securitizations and Variable Interest Entities.”

2) Fair Value of Financial Instruments

A significant amount of our financial instruments are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In accordance with Accounting Standard Codification (“ASC”) 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Level 3 financial assets as a proportion of total financial assets, carried at fair value on a recurring basis was 5% as of December 31, 2021 (5% as of March 31, 2021) as listed below:

	Billions of yen
	December 31, 2021
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total
Financial assets measured at fair value (Excluding derivative assets)	¥9,627	¥7,520	¥830	¥—	¥17,977
Derivative assets	32	13,644	194	(12,758)	1,112

Total	¥9,659	¥21,164	¥1,024	¥(12,758)	¥19,089

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 2. “Fair value measurements” for further information.

(3) Trading Activities

Assets and liabilities for trading purposes

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 2. “Fair value measurements” and Note 3. “Derivative instruments and hedging activities” regarding the balances of assets and liabilities for trading purposes.

Risk management of trading activity

We adopt Value at Risk (“VaR”) for measurement of market risk arising from trading activity.

1) Assumptions on VaR

•	Confidence Level: 99%

•	Holding period: One day

•	Consideration of price movement among the products

2) Records of VaR

	Billions of yen
	March 31, 2021	December 31, 2021
Equity	¥93.4	¥2.6
Interest rate	8.6	3.7
Foreign exchange	4.2	2.0

Subtotal	106.2	8.3
Diversification benefit	(12.8)	(2.3)

VaR	¥93.4	¥6.0

	Billions of yen
	Nine months ended December 31, 2021
	Maximum(1)	Minimum(1)	Average(1)
VaR	¥89.7	¥4.8	¥9.1

(1)	Represents the maximum, average and minimum VaR based on all daily calculations over the nine-month period.

(4) Deferred Tax Assets Information

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities, respectively, in the consolidated balance sheets as of December 31, 2021.

Millions of yen
December 31, 2021
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥28,834
Investments in subsidiaries and affiliates	20,931
Valuation of financial instruments	77,222
Accrued pension and severance costs	19,859
Other accrued expenses and provisions	66,832
Operating losses	401,598
Lease liabilities	48,351
Other	12,515

Gross deferred tax assets	676,142
Less—Valuation allowance	(486,040)

Total deferred tax assets	190,102

Deferred tax liabilities
Investments in subsidiaries and affiliates	94,548
Valuation of financial instruments	54,973
Undistributed earnings of foreign subsidiaries	2,649
Valuation of fixed assets	22,992
Right-of-use assets	47,811
Other	5,828

Total deferred tax liabilities	228,801

Net deferred tax assets (liabilities)	¥(38,699)

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

(5) Qualitative Disclosures about Market, Credit and Other Risk

1) Risk Management

Nomura defines risks as (i) the potential erosion of Nomura’s capital base due to unexpected losses arising from risks to which its business operations are exposed, such as market risk, credit risk, operational risk and model risk, (ii) liquidity risk, the potential lack of access to funds or higher cost of funding than normal levels due to a deterioration in Nomura’s creditworthiness or deterioration in market conditions, and (iii) strategic risk, the potential failure of revenues to cover costs due to a deterioration in the earnings environment or a deterioration in the efficiency or effectiveness of its business operations.

A fundamental principle established by Nomura is that all employees shall regard themselves as principals of risk management and appropriately manage these risks. Nomura seeks to promote a culture of proactive risk management throughout all levels of the organization and to limit risks to the confines of its risk appetite. The risk management framework that Nomura uses to manage these risks consists of its risk appetite, risk management governance and oversight, the management of all risk classes, and processes to measure and control risks.

Nomura engages in the risk management through the Three Lines of Defense framework.

- First Line of Defense: All executives and employees of the front office for Financial Risk and all executives and employees for Non-Financial Risk are primarily responsible for risk management and assume the consequences associated with business execution and to provide evidence and justify that the risk arising from their business activities is in line with risk appetite.

- Second Line of Defense: The department responsible for risk management supports and monitors management activities on the First Line of Defense and reports to boards and the senior management. In addition, the Second Line independently evaluates risk management governance established by the First Line.

- Third Line of Defense: The Internal Audit function examines and evaluates the risk management from an independent standpoint, provides advice for improvement, and reports the examination and evaluation are reported to the Audit Committee.

As a part of the efforts to enhance the risk management governance, the Board Risk Committee (the “BRC”) was formally established on October 29, 2021 to discuss important risks independently of the execution side within the high-level governance structure. The BRC assists the BoD in supervising such matters as (i) providing consent to Risk Appetite Statement, (ii) providing consent to the main design of the risk management framework, (iii) results of analysis and verification or future forecasts of risk environment, and (iv) supervision over execution state of the overall risk management and medium- to long-term risk strategies for contributing to the sophistication of the Group’s risk management. Besides, the GIRMC was formally changed its name to the Group Risk Management Committee (the “GRMC”), further ensuring global representatives and efficiency in the operations, with an intention to increase the senior management’s involvement in risk management, stimulate dialog and analysis further, and effectively coordinate with the BRC of supervisory side.

2) Risk Appetite

Nomura has determined the types and levels of risk that it will assume in pursuit of its strategic objectives and business plan and has articulated this in its Risk Appetite Statement. This document is jointly submitted by the Chief Risk Officer (“CRO”), the Chief Financial Officer (“CFO”) and the Chief Compliance Officer to the Executive Management Board (“EMB”) for approval. The Risk Appetite Statement provides an aggregated view of risk and includes capital adequacy, liquidity, financial risk and non-financial risk. It is subject to regular monitoring and breach escalation as appropriate by the owner of the relevant risk appetite statement.

Nomura’s Risk Appetite Statement is required to be reviewed at least annually by the EMB but it is reviewed on an ad hoc basis if necessary, and must specifically be reviewed following any significant changes in Nomura’s strategy. Risk appetite underpins all additional aspects of Nomura’s risk management framework.

3) Market Risk Management

Market risk is the risk of loss arising from fluctuations in the value of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market factors (interest rates, foreign exchange rates, prices of securities and others). Effective management of market risk requires the ability to analyze a complex and evolving portfolio in a constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

Nomura uses a variety of statistical risk measurement tools to assess and monitor market risk on an ongoing basis, including, but not limited to, Value at Risk (“VaR”), Stressed VaR and Incremental Risk Charge. In addition, Nomura uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Stress testing enables the analysis of portfolio risks or tail risks, including non-linear behaviors and can be aggregated across risk factors at any level of the group hierarchy, from group level to business division, units or desk levels. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

4) Credit Risk Management

Credit risk is the risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a credit valuation adjustment (“CVA”) associated with deterioration in the creditworthiness of a counterparty. Nomura manages credit risk on a global basis and on an individual Nomura legal entity basis.

The measurement, monitoring and management of credit risk at Nomura are governed by a set of global policies and procedures. Credit Risk Management (“CRM”), a global function within the Risk Management Division, is responsible for the implementation and maintenance of these policies and procedures. These policies are authorized by the Group Risk Management Committee and/or Global Risk Strategic Committee, prescribe the basic principles of credit risk management and set delegated authority which enables CRM personnel to set credit limits.

Credit risk is managed by CRM together with various global and regional risk committees. This helps to ensure transparency of material credit risks and compliance with established credit limits, the approval of material extensions of credit and the escalation of risk concentrations to appropriate senior management.

CRM operates as a credit risk control function within the Risk Management Division, reporting to the CRO. The process for managing credit risk at Nomura includes:

•	Evaluation of likelihood that a counterparty defaults on its payments and obligations;

•	Assignment of internal credit ratings to all active counterparties;

•	Approval of extensions of credit and establishment of credit limits;

•	Measurement, monitoring and management of Nomura’s current and potential future credit exposures;

•	Setting credit terms in legal documentation;

•	Use of appropriate credit risk mitigants including netting, collateral and hedging.

For regulatory capital calculation purposes, Nomura has been applying the Foundation Internal Rating Based Approach in calculating credit-risk weighted asset since the end of March 2011. The Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit-risk weighted assets. The exposure calculation model used for counterparty credit risk management has also been used for the Internal Model Method based exposure calculation for regulatory capital reporting purposes since the end of December 2012.

5) Operational Risk Management

Operational risk is the risk of financial loss or non-financial impact arising from inadequate or failed internal processes, people and systems, or from external events. Operational risk includes in its definition Compliance, Legal, IT and Cyber Security, Fraud, Third Party and other non-financial risks. Operational risk does not include strategic risk and reputational risk, however, some operational risks can lead to reputational issues and as such operational and reputational risks may be closely linked.

An Operational Risk Management Framework has been established in order to allow Nomura Group to identify, assess, manage, monitor and report on operational risk. The Group Risk Management Committee, with delegated authority from the EMB has formal oversight over the management of operational risk.

Nomura Group uses The Standardized Approach for calculating regulatory capital for operational risk. This involves using a three-year average of gross income allocated to business lines, which is multiplied by a fixed percentage (“Beta Factor”) determined by the Financial Services Agency of Japan (“FSA”), to establish the amount of required operational risk capital.

6) Model Risk Management

Model Risk is the risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from Model errors or incorrect or inappropriate Model application.

To effectively manage the Firm’s Model Risk, Nomura has established a Model Risk Management Framework to govern the development, ownership, validation, approval, usage, ongoing monitoring, and periodic review of the Firm’s Models. The framework is supported by a set of policies and procedures that articulate process requirements for the various elements of the model lifecycle, including monitoring of model risk with respect to the Firm’s appetite.

New models and material changes to approved models must be independently validated prior to official use. Thresholds to assess the materiality of model changes are defined in Model Risk Management’s procedures. During independent validation, validation teams analyze a number of factors to assess a model’s suitability, identify model limitations, and quantify the associated model risk, which is ultimately mitigated through the imposition of approval conditions, such as usage conditions, model reserves and capital adjustments. Approved models are subject to Model Risk Management’s periodic review process and ongoing performance monitoring to assess their continued suitability. Appropriately delegated Model Risk Management Committees provide oversight, challenge, governance, and ultimate approval of validated Models.

(6) Liquidity and Capital Resources

Funding and Liquidity Management

Overview

We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our global liquidity risk management policy is based on liquidity risk appetite formulated by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and 30-day periods, respectively, without raising funds through unsecured funding or through the liquidation of assets. We are required to meet regulatory notice on the liquidity coverage ratio and the net stable funding ratio issued by the FSA.

We have in place a number of liquidity risk management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio; (2) Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio; (3) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (4) Management of Credit Lines to Nomura Group Entities; (5) Implementation of Liquidity Stress Tests; and (6) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning group liquidity management. CFO has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio

We centrally control residual cash held at Nomura Group entities for effective liquidity utilization purposes. As for the usage of funds, the CFO decides the maximum amount of available funds, provided without posting any collateral, for allocation within Nomura and the EMB allocates the funds to each business division. Global Treasury monitors usage by businesses and reports to the EMB.

In order to enable us to transfer funds smoothly between group entities, we limit the issuance of securities by regulated broker-dealers or banking entities within the Nomura Group and seek to raise unsecured funding primarily through the Company or through unregulated subsidiaries. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.

To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of December 31, 2021, our liquidity portfolio was ¥7,130.8 billion which sufficiently met liquidity requirements under the stress scenarios.

2) Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio

In addition to our liquidity portfolio, we had unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets was sufficient against our total unsecured debt maturing within one year.

3) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. We also seek to achieve diversification of our funding by market, instrument type, investors, currency, and staggered maturities in order to reduce unsecured refinancing risk.

We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt.

3.1) Short-Term Unsecured Debt

Our short-term unsecured debt consists of short-term bank borrowings (including long-term bank borrowings maturing within one year), other loans, commercial paper, deposit at banking entities, certificates of deposit and debt securities maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit of our banking subsidiaries. Short-term unsecured debt includes the current portion of long-term unsecured debt.

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2021 and December 31, 2021.

	Billions of yen
	March 31, 2021	December 31, 2021
Short-term bank borrowings	¥265.8	¥73.3
Other loans	138.7	234.7
Commercial paper	460.0	174.2
Deposits at banking entities	1,149.9	1,389.1
Certificates of deposit	83.6	138.1
Debt securities maturing within one year	831.5	710.8

Total short-term unsecured debt	¥2,929.5	¥2,720.2

3.2) Long-Term Unsecured Debt

We meet our long-term capital requirements and also achieve both cost-effective funding and an appropriate maturity profile by routinely funding through long-term debt and diversifying across various maturities and currencies.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S. registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other debt programs.

As a globally competitive financial services group in Japan, we have access to multiple global markets and major funding centers. The Company, Nomura Securities Co. Ltd., Nomura Europe Finance N.V., Nomura Bank International plc, Nomura International Funding Pte. Ltd., and Nomura Global Finance Co., Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is mostly issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate repayment of the debt.

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2021 and December 31, 2021.

	Billions of yen
	March 31, 2021	December 31, 2021
Long-term deposits at banking entities	¥109.0	¥105.6
Long-term bank borrowings	2,635.2	2,762.9
Other loans	74.2	170.3
Debt securities(1)	3,877.9	4,494.9

Total long-term unsecured debt	¥6,696.3	¥7,533.7

(1)

Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under ASC 810 “Consolidation” and secured financing transactions recognized within Long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “Transfer and Servicing.”

3.3) Maturity Profile

We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowings are likely to be called.

3.4) Secured Funding

We typically fund our trading activities through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe such funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Our secured funding capabilities depend on the quality of the underlying collateral and market conditions. While we have shorter term secured financing for highly liquid assets, we seek longer terms for less liquid assets. We also seek to lower the refinancing risks of secured funding by transacting with a diverse group of global counterparties and delivering various types of securities collateral. In addition, we reserve an appropriate level of liquidity portfolio for the refinancing risks of secured funding maturing in the short term for less liquid assets. For more detail of secured borrowings and repurchase agreements, see Note 5 “Collateralized transactions” in our consolidated financial statements.

4) Management of Credit Lines to Nomura Group Entities

We maintain and expand credit lines to Nomura Group entities from other financial institutions to secure stable funding. We ensure that the maturity dates of borrowing agreements are distributed evenly throughout the year in order to prevent excessive maturities in any given period.

5) Implementation of Liquidity Stress Tests

We maintain our liquidity portfolio and monitor the sufficiency of our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market-wide events, including potential credit rating downgrades at the Company and subsidiary levels. We call this risk analysis our Maximum Cumulative Outflow (“MCO”) framework.

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant future cash flows in the following two primary scenarios:

•	Stressed scenario—To maintain adequate liquidity during a severe market-wide liquidity event without raising funds through unsecured financing or through the liquidation of assets for a year; and

•

Acute stress scenario—To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising funds through unsecured funding or through the liquidation of assets for 30 days.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.

As of December 31, 2021, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash deposits and free collateral roll-off in a stress event;

•	Widening of haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses;

•	Assuming a two-notch downgrade of our credit ratings, the aggregate fair value of assets that we would be required to post as additional collateral in connection with our derivative contracts; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

6) Contingency Funding Plan

We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of our Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and quantifying the impact of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide events; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at a legal entity level in order to capture specific cash requirements at the local level—it assumes that our parent company does not have access to cash that may be trapped at a subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to central banks including, but not exclusively, the Bank of Japan, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Liquidity Regulatory Framework

In 2008, the Basel Committee published “Principles for Sound Liquidity Risk Management and Supervision.” To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a financial institution’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for 30 days. The Committee developed the Liquidity Coverage Ratio (“LCR”) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for financial institutions to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonized” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.

In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by Financial Services Agency. The notices have been implemented since the end of March 2015 with phased-in minimum standards. Average of Nomura’s LCRs for the three months ended December 31, 2021 was 277.7%, and Nomura was compliant with requirements of the above notices. As for the NSFR, the revision of the liquidity regulatory notice was published by Financial Services Agency (on March 31, 2021) and it has been implemented from the end of September 2021. Nomura’s NSFR as of December 31, 2021 was compliant with the regulatory requirements.

Cash Flows

Cash, cash equivalents, restricted cash and restricted cash equivalents’ balance as of December 31, 2020 and as of December 31, 2021 were ¥3,367.7 billion and ¥3,267.6 billion, respectively. Cash flows from operating activities for the nine months ended December 31, 2020 were inflows of ¥661.4 billion primarily due to a decrease in Margin loans and receivables and the comparable period in 2021 were outflows of ¥515.3 billion primarily due to an increase in Securities purchased under agreements to resell, net of securities sold under agreements to repurchase. Cash flows from investing activities for the nine months ended December 31, 2020 were inflows of ¥321.9 billion primarily due to Proceeds from sales or repayments of other non-trading loans and the comparable period in 2021 were outflows of ¥512.7 billion primarily due to Payments for purchases or origination of other non-trading loans. Cash flows from financing activities for the nine months ended December 31, 2020 were outflows of ¥772.5 billion primarily due to Net cash outflows from other secured borrowings and the comparable period in 2021 were inflows of ¥734.1 billion primarily due to Proceeds from issuances of long-term borrowings.

As discussed in Item 4. Financial Information, 1. Consolidated Financial Statements, Note 1 “Basis of accounting”, amounts for the nine months ended December 31, 2020 and 2021 have been restated to correct certain errors identified during the quarter ended March 31, 2024.

Balance Sheet and Financial Leverage

Total assets as of December 31, 2021, were ¥45,215.4 billion, an increase of ¥2,698.9 billion compared with ¥42,516.5 billion as of March 31, 2021, primarily due to increases in Securities purchased under agreements to resell and Trading assets. Total liabilities as of December 31, 2021, were ¥42,336.1 billion, an increase of ¥2,576.1 billion compared with ¥39,760.0 billion as of March 31, 2021, primarily due to an increase in Securities sold under agreements to repurchase and Trading liabilities. NHI shareholders’ equity as of December 31, 2021, was ¥2,807.9 billion, an increase of ¥112.9 billion compared with ¥2,694.9 billion as of March 31, 2021, primarily due to an increase in Retained earnings.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a Leverage ratio and Adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful supplemental measure of leverage.

The following table sets forth NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	Billions of yen, except ratios
	March 31, 2021		December 31, 2021
NHI shareholders’ equity	¥2,694.9		¥2,807.9
Total assets	42,516.5		45,215.4
Adjusted assets(1)	26,477.0		27,375.3
Leverage ratio(2)	15.8	x	16.1	x
Adjusted leverage ratio(3)	9.8	x	9.7	x
(1) Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:
(2) Equals total assets divided by NHI shareholders’ equity. (3) Equals adjusted assets divided by NHI shareholders’ equity.

	Billions of yen
	March 31, 2021		December 31, 2021
Total assets	¥42,516.5		¥45,215.4
Less:
Securities purchased under agreements to resell	10,775.1		12,821.5
Securities borrowed	5,264.4		5,018.6

Adjusted assets	¥26,477.0		¥27,375.3

Total assets increased by 6.3% reflecting primarily increases in Securities purchased under agreements to resel and Trading assets. NHI shareholders’ equity increased by 4.2% primarily due to an increase in Retained earnings. As a result, our leverage ratio increased from 15.8 times as of March 31, 2021 to 16.1 times as of December 31, 2021.

Adjusted assets increased primarily due to an increase in Trading assets. Our adjusted leverage ratio declined from 9.8 times as of March 31, 2021 to 9.7 times as of December 31, 2021.

Consolidated Regulatory Capital Requirements

The FSA established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.

The Company has been assigned by the FSA as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III since then. We have calculated a Basel III-based consolidated capital adequacy ratio from the end of March 2013. Basel 2.5 includes significant change in calculation method of market risk and Basel III includes redefinition of capital items for the purpose of requiring higher quality of capital and expansion of the scope of credit risk-weighted assets calculation.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of December 31, 2021, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) was 18.06%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) was 20.61% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) was 20.64% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company (required level as of December 31, 2021 was 7.51% for common equity Tier 1 capital ratio, 9.01% for Tier 1 capital ratio and 11.01% for consolidated capital adequacy ratio).

In accordance with Article 2 of the “Notice of the Establishment of Standards that Indicate Soundness pertaining to Loss-absorbing and Recapitalisation Capacity, Established as Criteria by which the Highest Designated Parent Company is to Judge the Soundness in the Management of the Highest Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57-17 of the Financial Instruments and Exchange Act” (the “TLAC Notification”), we have started calculating our external TLAC ratio on a risk-weighted assets basis from March 2021. As of December 31, 2021, our external TLAC as a percentage of risk-weighted assets is 29.93% and we are in compliance with the requirement set out in the TLAC Notification.

The following table presents the Company’s consolidated capital adequacy ratios and External TLAC as a percentage of risk-weighted assets as of December 31, 2021.

Billions of yen, except ratios
December 31, 2021
Common equity Tier 1 capital	¥2,668.5
Tier 1 capital	3,044.9
Total capital	3,049.2
Risk-Weighted Assets
Credit risk-weighted assets	7,936.8
Market risk equivalent assets	4,300.3
Operational risk equivalent assets	2,533.2

Total risk-weighted assets	¥14,770.3

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	18.06%
Tier 1 capital ratio	20.61%
Consolidated capital adequacy ratio	20.64%
External TLAC as a percentage of risk-weighted assets	29.93%

Since the end of March 2011, we have been calculating credit risk-weighted assets and operational risk equivalent assets by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, Market risk equivalent assets are calculated by using the Internal Models Approach for market risk.

We provide consolidated capital adequacy ratios not only to demonstrate that we are in compliance with the requirements set out in the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of this quarterly report can compare our capital position against those of other financial groups to which Basel III is applied. Management receives and reviews these capital ratios on a regular basis.

Consolidated Leverage Ratio Requirements

In March 2019, the FSA set out requirements for the calculation and disclosure and minimum requirement of 3% of a consolidated leverage ratio, and the publication of “Notice of the Establishment of Standards for Determining Whether the Adequacy of Leverage, the Supplementary Measure to the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57-17 of the Financial Instruments and Exchange Act” (2019 FSA Regulatory Notice No. 13; “Notice on Consolidated Leverage Ratio”), through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with the Notices. We have also started calculating a consolidated leverage ratio from March 31, 2019 in accordance with the Notice on Pillar 3 Disclosure, Notice on Consolidated Leverage Ratio and other related Notices. In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of coronavirus (“COVID-19”) pandemic, the FSA published amendments to the Notice on Consolidated Leverage Ratio. Under these amendments, amounts of deposits with the Bank of Japan Japan have been excluded from the total exposure measure used to calculate the leverage ratio during the period from December 31, 2020 to March 31, 2021. In March 2021, the FSA announced this measure will be extended for one year due to the continuous uncertainty regarding the impact of COVID-19. As of December 31, 2021, our consolidated leverage ratio is 5.73%.

In accordance with Article 2 of the TLAC Notification we have started calculating our external TLAC ratio on a total exposure basis from March 2021. As of December 31, 2021, our external TLAC as a percentage of leverage ratio exposure measure is 9.16% and we are in compliance with the requirement set out in the TLAC Notification.

Credit Ratings

On September 2, 2021, Fitch Ratings removed the negative watch on the bbb+ viability ratings of the Company and NSC.

(7) Current Challenges

There is no significant change to our current challenges nor new challenges for the nine months ended December 31, 2021.

In addition, regarding the issues relating to the U.S. Prime Brokerage Event reported in the previous consolidated accounting year, we made progress as follows in this nine months ended December 31, 2021.

•	Phase 1: Initial Responses (completed).

•

Phase 2: Review of Prime Brokerage Risk Management Framework (completed). As part of this phase, we are taking actions to enhance the monitoring of concentrated positions, revise our margin rates applicable to clients and to enhance management of margin rates for individual transactions (including internal approvals and other processes).

•

Phase 3: Comprehensive Review of Wholesale Risk Framework (completed). We have already completed our comprehensive review of the risk management framework in the Wholesale division .Based on those, we have determined various measures to enhance risk management and its governance structure to drive it forward, including establishment of a Steering Committee for Enhancement of Risk Management as well as a role of Chief Transformation Officer (“CTO”)

•

Phase 4: Enhance Global Risk Governance (completed): We took measures to strengthen the functions of our risk management committees, including expanding the scope of our Wholesale division’s risk monitoring beyond our financing businesses to include other businesses in the Wholesale division. In addition, we decided to establish a Board Risk Committee (“BRC”), effective October 29, 2021, which is chaired by an independent director and constituted of non-executive directors, to discuss important risk matters from a standpoint independent of execution. At the same time, the existing committee to discuss risk management on execution side is partially reformed, from Group Integrated Risk Management Committee (“GIRMC”) to Group Risk Management Committee (“GRMC”), in order to effectively coordinate with the BRC of supervisory side. For the detail, see ‘Quantitative and Qualitative Disclosures about Market, Credit and Other Risk’ .

3. Significant Contracts

Not applicable.

Item 3. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common stock	6,000,000,000
Class 1 preferred stock	200,000,000
Class 2 preferred stock	200,000,000
Class 3 preferred stock	200,000,000
Class 4 preferred stock	200,000,000

Total	6,000,000,000

The “Authorized Share Capital” is stated by class and the total is the number of authorized share capital designated in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of December 31, 2021	Number of Issued Shares as of February 14, 2022	Trading Markets	Details
Common stock	3,233,562,601	3,233,562,601	Tokyo Stock Exchange(2)	1 unit is 100 shares
			Nagoya Stock Exchange(2)
			Singapore Exchange
			New York Stock Exchange

Total	3,233,562,601	3,233,562,601	—	—

(1)

Shares that may have increased from exercise of stock options between February 1, 2022 and the submission date (February 14, 2022) are not included in the number of issued shares as of the submission date.

(2)	Listed on the First Section of each stock exchange.

(2) Stock Acquisition Rights

A. Stock option

Not applicable in this quarter.

B. Other stock acquisition rights

Not applicable in this quarter.

(3) Exercise of Moving Strike Bonds with Subscription Warrant

None

(4) Changes in Issued Shares, Shareholders’ Equity, etc.

			Millions of yen
Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity— Common stock	Shareholders’ Equity— Common stock	Increase/Decrease of Additional capital reserve	Additional capital reserve
December 31, 2021	—	3,233,562,601	—	594,493	—	559,676

(5) Major Shareholders

Not applicable as this is the third quarter.

(6) Voting Rights

The “Voting Rights” as of the end of the current third quarter is presented as of September 30, 2021, the most recent cutoff date, because the number of beneficiary shareholders as of December 31, 2021, could not be ascertained.

A. Outstanding Shares

	As of September 30, 2021
	Number of Shares			Number of Votes	Description
Stock without voting right			—	—	—
Stock with limited voting right (Treasury stocks, etc.)			—	—	—
Stock with limited voting right (Others)			—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury stocks Common stock	)	138,446,000	—	—
	(Crossholding stocks Common stock	)	2,457,600	—	—
Stock with full voting right (Others)	Common stock		3,091,081,200	30,910,812	—
Shares less than 1 unit	Common stock		1,577,801	—	Shares less than 1 unit (100 shares)

Total Shares Issued			3,233,562,601	—	—

Voting Rights of Total Shareholders			—	30,910,812	—

(1)	Stock with full voting right (Others) includes 2,000 shares held by Japan Securities Depository Center, Inc. Shares less than 1 unit includes 3 treasury stocks.

B. Treasury Stocks

Name	Address	As of September 30, 2021
		Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury stocks) Nomura Holdings, Inc.	1-13-1, Nihonbashi, Chuo-ku, Tokyo, Japan	138,446,000	—	138,446,000	4.28

Total		138,446,000	—	138,446,000	4.28

(1)	In addition to the above, 2,457,600 shares are directly held by a subsidiary of the Company for the purpose of securities related business.

Item 4. Financial Information

1	Preparation Method of Consolidated Financial Statements

(1)

The consolidated financial statements have been prepared in accordance with accounting principles, procedures, and presentations which are required in order to issue American Depositary Shares, i.e., U.S. generally accepted accounting principles, pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007).

(2)

The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles noted in (1) above.

2	Quarterly Review Certificate

Under Article 193-2 Section 1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed a quarterly review of the consolidated financial statements for the nine and three months ended December 31, 2021.

Under Article 24-4-7 Section 4 of the Financial Instruments and Exchange Act, the registrant furnished the amended Quarterly Securities Report, which Ernst & Young ShinNihon LLC performed a quarterly review of the restated consolidated financial statements for the nine and three months ended December 31, 2021.

<Note>

Although Ernst & Young ShinNihon LLC reported that they applied limited procedures in accordance with professional standards in Japan on the interim consolidated financial statements, prepared in Japanese for the nine and three months ended December 31, 2021, they have not performed any such limited procedures nor have they performed an audit on the English translated version of the consolidated financial statements for the above-mentioned periods which are included in this report on Form 6-K.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

		Millions of yen
	Notes	March 31, 2021	December 31, 2021
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥3,509,754	¥3,267,421
Time deposits		281,422	340,964
Deposits with stock exchanges and other segregated cash		373,559	305,972

Total cash and cash deposits		4,164,735	3,914,357

Loans and receivables:
Loans receivable (including ¥818,523 million and ¥1,050,799 million measured at fair value by applying the fair value option as of March 31, 2021 and December 31, 2021, respectively)	*2, 7	2,943,472	3,366,953
Receivables from customers (including ¥163,388 million and ¥108,894 million measured at fair value by applying the fair value option as of March 31, 2021 and December 31, 2021, respectively)	*2, 4	459,090	359,549
Receivables from other than customers		793,669	909,452
Allowance for credit losses	*7	(53,784)	(63,708)

Total loans and receivables		4,142,447	4,572,246

Collateralized agreements:
Securities purchased under agreements to resell (including ¥366,506 million and ¥299,058 million measured at fair value by applying the fair value option as of March 31, 2021 and December 31, 2021, respectively)	*2	10,775,078	12,821,528
Securities borrowed		5,264,360	5,018,574

Total collateralized agreements		16,039,438	17,840,102

Trading assets and private equity and debt investments:
Trading assets (including securities pledged as collateral of ¥5,587,555 million and ¥5,145,711 million as of March 31, 2021 and December 31, 2021, respectively; including ¥10,122 million and ¥8,149 million measured at fair value by applying the fair value option as of March 31, 2021 and December 31, 2021, respectively)	*2, 3	15,674,354	16,646,590
Private equity and debt investments (including ¥3,599 million and ¥8,311 million measured at fair value by applying the fair value option as of March 31, 2021 and December 31, 2021, respectively)	*2	63,825	88,373

Total trading assets and private equity and debt investments		15,738,179	16,734,963

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥395,429 million and ¥415,715 million as of March 31, 2021 and December 31, 2021, respectively)		464,449	433,678
Non-trading debt securities (including securities pledged as collateral of ¥9,427 million and ¥17,141 million as of March 31, 2021 and December 31, 2021, respectively)	*2	426,758	474,150
Investments in equity securities	*2	126,649	131,283
Investments in and advances to affiliated companies	*7	364,393	360,610
Other (including ¥171,482 million and ¥178,995 million measured at fair value by applying the fair value option as of March 31, 2021 and December 31, 2021, respectively)	*2, 10	1,049,432	753,968

Total other assets		2,431,681	2,153,689

Total assets		¥42,516,480	¥45,215,357

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

		Millions of yen
	Notes	March 31, 2021	December 31, 2021
LIABILITIES AND EQUITY
Short-term borrowings (including ¥634,714 million and ¥667,825 million measured at fair value by applying the fair value option as of March 31, 2021 and December 31, 2021, respectively)	*2	¥1,368,098	¥1,042,810
Payables and deposits:
Payables to customers	*4	1,454,755	1,425,775
Payables to other than customers		1,773,699	1,850,767
Deposits received at banks (including ¥49,874 million and ¥62,599 million measured at fair value by applying the fair value option as of March 31, 2021 and December 31, 2021, respectively)	*2	1,342,464	1,632,754

Total payables and deposits		4,570,918	4,909,296

Collateralized financing:
Securities sold under agreements to repurchase (including ¥224,056 million and ¥397,501 million measured at fair value by applying the fair value option as of March 31, 2021 and December 31, 2021, respectively)	*2	13,360,429	14,643,767
Securities loaned (including ¥128,886 million and ¥108,707 million measured at fair value by applying the fair value option as of March 31, 2021 and December 31, 2021, respectively)	*2	1,380,629	1,412,861
Other secured borrowings		392,515	419,247

Total collateralized financing		15,133,573	16,475,875

Trading liabilities	*2, 3	9,473,261	10,079,761
Other liabilities (including ¥44,708 million and ¥40,514 million measured at fair value by applying the fair value option as of March 31, 2021 and December 31, 2021, respectively)	*2, 10	1,239,167	915,040
Long-term borrowings (including ¥4,098,457 million and ¥4,558,255 million measured at fair value by applying the fair value option as of March 31, 2021 and December 31, 2021, respectively)	*2	7,975,012	8,913,360

Total liabilities		39,760,029	42,336,142

Commitments and contingencies	*15
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share
Authorized—6,000,000,000 shares as of March 31, 2021 and December 31, 2021
Issued—3,233,562,601 shares as of March 31, 2021 and December 31, 2021
Outstanding—3,063,155,434 shares as of March 31, 2021 and 3,015,777,443 shares as of December 31, 2021		594,493	594,493
Additional paid-in capital		696,122	690,759
Retained earnings		1,533,713	1,618,317
Accumulated other comprehensive income	*14	(38,144)	17,739

Total NHI shareholders’ equity before treasury stock		2,786,184	2,921,308
Common stock held in treasury, at cost—170,407,167 shares as of March 31, 2021 and 217,785,158 shares as of December 31, 2021		(91,246)	(113,428)

Total NHI shareholders’ equity		2,694,938	2,807,880

Noncontrolling interests		61,513	71,335
Total equity		2,756,451	2,879,215

Total liabilities and equity		¥42,516,480	¥45,215,357

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs. See Note 6 “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31, 2021	December 31, 2021
Cash and cash deposits	¥13	¥21
Trading assets and private equity and debt investments	984	1,112
Other assets	77	195

Total assets	¥1,074	¥1,328

Trading liabilities	¥2	¥0
Other liabilities	2	3
Borrowings	837	961

Total liabilities	¥841	¥964

The accompanying notes are an integral part of these consolidated financial statements.

(2) Consolidated Statements of Income (UNAUDITED)

		Millions of yen
		Nine months ended December 31
	Notes	2020	2021
Revenue:
Commissions	*4	¥274,452	¥257,095
Fees from investment banking	*4	73,997	115,624
Asset management and portfolio service fees	*4	169,712	201,128
Net gain on trading	*2, 3	406,954	249,942
Gain on private equity and debt investments		4,237	31,082
Interest and dividends		278,639	217,097
Gain on investments in equity securities		8,936	2,964
Other	*4	172,336	113,201

Total revenue		1,389,263	1,188,133
Interest expense		157,426	165,027

Net revenue		1,231,837	1,023,106

Non-interest expenses:
Compensation and benefits		412,119	403,883
Commissions and floor brokerage		82,512	78,343
Information processing and communications		129,306	135,831
Occupancy and related depreciation		54,223	52,069
Business development expenses		9,852	11,596
Other		147,054	164,284

Total non-interest expenses		835,066	846,006

Income before income taxes		396,771	177,100
Income tax expense	*13	83,127	60,006

Net income		¥313,644	¥117,094
Less: Net income attributable to noncontrolling interests		5,120	5,061

Net income attributable to NHI shareholders		¥308,524	¥112,033

		Yen
		Nine months ended December 31
	Notes	2020	2021
Per share of common stock:	*11
Basic—
Net income attributable to NHI shareholders per share		¥101.03	¥36.40
Diluted—
Net income attributable to NHI shareholders per share		¥98.30	¥35.33

The accompanying notes are an integral part of these consolidated financial statements.

		Millions of yen
		Three months ended December 31
	Notes	2020	2021
Revenue:
Commissions	*4	¥96,687	¥82,573
Fees from investment banking	*4	36,138	46,020
Asset management and portfolio service fees	*4	58,639	69,891
Net gain on trading	*2, 3	136,402	106,806
Gain on private equity and debt investments		1,362	4,619
Interest and dividends		89,602	82,636
Gain (loss) on investments in equity securities		3,523	(2,586)
Other	*4	33,519	13,793

Total revenue		455,872	403,752
Interest expense		53,780	52,787

Net revenue		402,092	350,965

Non-interest expenses:
Compensation and benefits		136,816	139,035
Commissions and floor brokerage		26,326	24,130
Information processing and communications		43,484	46,596
Occupancy and related depreciation		18,109	17,507
Business development expenses		3,388	4,400
Other		42,636	39,197

Total non-interest expenses		270,759	270,865

Income before income taxes		131,333	80,100
Income tax expense	*13	30,910	18,482

Net income		¥100,423	¥61,618
Less: Net income attributable to noncontrolling interests		2,057	1,285

Net income attributable to NHI shareholders		¥98,366	¥60,333

		Yen
		Three months ended December 31
	Notes	2020	2021
Per share of common stock:	*11
Basic—
Net income attributable to NHI shareholders per share		¥32.16	¥19.66
Diluted—
Net income attributable to NHI shareholders per share		¥31.16	¥19.07

The accompanying notes are an integral part of these consolidated financial statements.

(3) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Nine months ended December 31
	2020	2021
Net income	¥313,644	¥117,094
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(33,700)	45,935
Deferred income taxes	76	(477)

Total	(33,624)	45,458
Defined benefit pension plans:
Pension liability adjustment	4,911	1,493
Deferred income taxes	(658)	(421)

Total	4,253	1,072
Own credit adjustments:
Own credit adjustments	(92,912)	15,608
Deferred income taxes	15,532	(4,711)

Total	(77,380)	10,897

Total other comprehensive income (loss)	(106,751)	57,427

Comprehensive income	¥206,893	¥174,521
Less: Comprehensive income attributable to noncontrolling interests	4,944	6,605

Comprehensive income attributable to NHI shareholders	¥201,949	¥167,916

	Millions of yen
	Three months ended December 31
	2020	2021
Net income	¥100,423	¥61,618
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(13,863)	39,565
Deferred income taxes	136	(275)

Total	(13,727)	39,290
Defined benefit pension plans:
Pension liability adjustment	894	813
Deferred income taxes	(31)	(225)

Total	863	588
Own credit adjustments:
Own credit adjustments	(39,561)	9,652
Deferred income taxes	7,965	(2,580)

Total	(31,596)	7,072

Total other comprehensive income (loss)	(44,460)	46,950

Comprehensive income	¥55,963	¥108,568
Less: Comprehensive income attributable to noncontrolling interests	1,571	1,990

Comprehensive income attributable to NHI shareholders	¥54,392	¥106,578

The accompanying notes are an integral part of these consolidated financial statements.

(4) Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	Nine months ended December 31
	2020	2021
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	683,232	696,122
Stock-based compensation awards	5,860	(5,345)
Changes in an affiliated company’s interests in its subsidiary	1,116	—
Changes in an affiliated company’s interests	—	(18)

Balance at end of period	690,208	690,759

Retained earnings
Balance at beginning of year	1,645,451	1,533,713
Cumulative effect of change in accounting principle(1)	(18,200)	—
Net income attributable to NHI shareholders	308,524	112,033
Cash dividends(2)	(61,156)	(24,758)
Gain (loss) on sales of treasury stock	(500)	(2,671)
Cancellation of treasury stock	(139,204)	—

Balance at end of period	1,734,915	1,618,317

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(26,274)	18,316
Net change during the period	(33,448)	43,914

Balance at end of period	(59,722)	62,230

Defined benefit pension plans
Balance at beginning of year	(62,571)	(43,477)
Pension liability adjustment	4,253	1,072

Balance at end of period	(58,318)	(42,405)

Own credit adjustments
Balance at beginning of year	62,740	(12,983)
Own credit adjustments	(77,380)	10,897

Balance at end of period	(14,640)	(2,086)

Balance at end of period	(132,680)	17,739

Common stock held in treasury
Balance at beginning of year	(243,604)	(91,246)
Repurchases of common stock	(7)	(39,648)
Sales of common stock	0	0
Common stock issued to employees	11,094	17,466
Cancellation of common stock	139,204	—

Balance at end of period	(93,313)	(113,428)

Total NHI shareholders’ equity

Balance at end of period	2,793,623	2,807,880

Noncontrolling interests
Balance at beginning of year	77,797	61,513
Cash dividends	(989)	(2,018)
Net income attributable to noncontrolling interests	5,120	5,061
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	(176)	1,544
Purchase / sale of subsidiary shares, net	450	2,734
Other net change in noncontrolling interests	(22,433)	2,501

Balance at end of period	59,769	71,335

Total equity
Balance at end of period	¥2,853,392	¥2,879,215

(1)	Represents the adjustments to initially apply ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” for the nine months ended December 31, 2020.
(2)	Dividends per share Nine months ended December 31, 2020 ¥20.00 Nine months ended December 31, 2021 ¥8.00

The accompanying notes are an integral part of these consolidated financial statements.

	Millions of yen
	Three months ended December 31
	2020	2021
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	683,233	684,723
Stock-based compensation awards	6,977	6,036
Changes in an affiliated company’s interests in its subsidiary	(2)	—

Balance at end of period	690,208	690,759

Retained earnings
Balance at beginning of year	1,775,691	1,557,697
Net income attributable to NHI shareholders	98,366	60,333
Gain on sales of treasury stock	62	287
Cancellation of treasury stock	(139,204)	—

Balance at end of period	1,734,915	1,618,317

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(46,481)	23,645
Net change during the period	(13,241)	38,585

Balance at end of period	(59,722)	62,230

Defined benefit pension plans
Balance at beginning of year	(59,181)	(42,993)
Pension liability adjustment	863	588

Balance at end of period	(58,318)	(42,405)

Own credit adjustments
Balance at beginning of year	16,956	(9,158)
Own credit adjustments	(31,596)	7,072

Balance at end of period	(14,640)	(2,086)

Balance at end of period	(132,680)	17,739

Common stock held in treasury
Balance at beginning of year	(233,315)	(74,321)
Repurchases of common stock	(4)	(39,642)
Sales of common stock	0	0
Common stock issued to employees	802	535
Cancellation of common stock	139,204	—

Balance at end of period	(93,313)	(113,428)

Total NHI shareholders’ equity

Balance at end of period	2,793,623	2,807,880

Noncontrolling interests
Balance at beginning of year	54,658	67,546
Cash dividends	(266)	(104)
Net income attributable to noncontrolling interests	2,057	1,285
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	(486)	705
Purchase / sale of subsidiary shares, net	290	2,457
Other net change in noncontrolling interests	3,516	(554)

Balance at end of period	59,769	71,335

Total equity
Balance at end of period	¥2,853,392	¥2,879,215

The accompanying notes are an integral part of these consolidated financial statements.

(5) Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Nine months ended December 31
	2020 (Restated)	2021 (Restated)
Cash flows from operating activities:
Net income	¥313,644	¥117,094
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	45,966	44,891
Provision for credit losses	(3,517)	8,177
Gain on investments in equity securities	(8,936)	(2,964)
Gain on investments in subsidiaries and affiliates	(2,575)	(36,249)
Gain on disposal of office buildings, land, equipment and facilities	(71,847)	(3,854)
Deferred income taxes	20,191	13,236
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	76,883	76,844
Trading assets and private equity and debt investments	(1,097,755)	(643,907)
Trading liabilities	1,430,593	418,534
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(846,176)	(929,897)
Securities borrowed, net of securities loaned	(430,484)	334,763
Margin loans and receivables	1,057,904	148,357
Payables	106,485	33,799
Bonus accrual	21,459	(24,829)
Accrued income taxes, net	31,753	(66,417)
Other, net	17,853	(2,867)

Net cash provided by (used in) operating activities	661,441	(515,289)

Cash flows from investing activities:
Payments for placements of time deposits	(197,244)	(223,704)
Proceeds from redemption or maturity of time deposits	245,369	169,132
Payments for purchases of office buildings, land, equipment and facilities	(77,791)	(72,329)
Proceeds from sales of office buildings, land, equipment and facilities	33,044	51,000
Payments for purchases of equity investments	(18,136)	(1,372)
Proceeds from sales of equity investments	16,630	36,302
Net cash outflows from loans receivable at banks	(48,357)	(50,233)
Payments for purchases or origination of other non-trading loans	(1,973,960)	(4,352,851)
Proceeds from sales or repayments of other non-trading loans	2,380,127	3,979,892
Net cash outflows from interbank money market loans	(49,963)	(59,833)
Payments for purchases of non-trading debt securities	(107,967)	(93,338)
Proceeds from sales or maturity of non-trading debt securities	149,792	48,990
Acquisitions, net of cash acquired	(11,152)	—
Payments for purchases of investments in affiliated companies	(9,800)	(163)
Proceeds from sales of investments in affiliated companies	221	50,002
Other, net	(8,910)	5,779

Net cash provided by (used in) investing activities	321,903	(512,726)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	1,697,066	2,984,385
Payments for repurchases or maturity of long-term borrowings	(1,698,450)	(2,139,773)
Proceeds from issuances of short-term borrowings	2,241,925	1,467,497
Payments for repurchases or maturity of short-term borrowings	(2,194,462)	(1,786,325)
Net cash outflows from interbank money market borrowings	(305,012)	(10,020)
Net cash inflows (outflows) from other secured borrowings	(306,610)	50,528
Net cash inflows from deposits received at banks	(91,540)	276,819
Payments for withholding taxes on stock-based compensation	(3,856)	(10,816)
Proceeds from sales of common stock	6	9
Payments for repurchases of common stock	(7)	(39,648)
Payments for cash dividends	(76,358)	(70,714)
Contributions from noncontrolling interests	21,667	34,473
Distributions to noncontrolling interests	(56,901)	(22,280)

Net cash provided by (used in) financing activities	(772,532)	734,135

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	(35,446)	51,447

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	175,366	(242,433)
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	3,192,310	3,510,011

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	¥3,367,676	¥3,267,578

Supplemental information:
Cash paid during the period for—
Interest	¥160,156	¥148,129
Income tax payments, net	¥31,182	¥113,187

The following table presents a reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents as reported within the consolidated balance sheets to the total of the same such amounts shown in the statements of cash flows above. Restricted cash and restricted cash equivalents are amounts where access, withdrawal or usage by Nomura is substantively prohibited by a third party entity outside of the Nomura group.

	Millions of yen
	Nine months ended December 31
	2020	2021
Cash and cash equivalents reported in Cash and cash equivalents	¥3,367,528	¥3,267,421
Restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash	¥148	¥157

Total cash, cash equivalent, restricted cash and restricted cash equivalents	¥3,367,676	¥3,267,578

Non-cash—

Total amount of Right- of use assets recognized during the nine months ended December 31, 2020 and December 31, 2021 were ¥53,347 million and ¥21,343 million, respectively.

Restatement of above comparatives

See Note 1 “Basis of accounting” to these consolidated financial statements included in this interim report for further information on the nature of this restatement.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements (UNAUDITED)

1. Basis of accounting:

Restatement of historical interim consolidated financial statements

Nature of errors

During the quarter ended March 31, 2024, the Company identified classification and presentation errors within the consolidated statements of cash flows as reported in historical interim financial statements. These classification errors related to the incorrect classification of cash flows arising from certain non-trading loans, other financial and non-financial transactions within operating rather than investing or financing activities. These presentation errors related to the presentation of certain cash flows from non-trading debt securities, short-term borrowings and other financial and non-financial transactions on a net rather than gross basis. None of these errors impact the consolidated balance sheets, consolidated statements of income or consolidated statements of comprehensive income and therefore do not impact previously reported earnings per share amounts.

The Company has concluded that certain of these errors are material and therefore the Company has restated comparative amounts included in the consolidated statements of cash flows during the nine months ended December 31, 2020 and December 31, 2021 to correct the identified classification and presentation errors.

The following tables present the impact of correction of each of these errors on prior amounts as previously reported in specific line items in the consolidated statement of cash flows and the restated amounts for the nine months ended December 31, 2020 and December 31, 2021.

Nine months ended December 31, 2021 Millions of yen
As Previously Reported			As Restated

Line item	Amount	Adjustment	Line item	Amount
[Line item not previously reported]	—	8,177	Provision for credit losses	8,177
Time deposits	(56,695)	56,695	[Line item removed]	—
Trading assets and private equity and debt investments	(644,204)	297	Trading assets and private equity and debt investments	(643,907)
Other secured borrowings	26,528	(26,528)	[Line item removed]	—
Loans and receivables, net of allowance for credit losses	(262,139)	410,496	Margin loans and receivables	148,357
Other, net	27,430	(30,297)	Other, net	(2,867)

Net cash provided by (used in) operating activities	(934,129)	418,840	Net cash provided by (used in) operating activities	(515,289)

[Line item not previously reported]	—	(223,704)	Payments for placements of time deposits	(223,704)
[Line item not previously reported]	—	169,132	Proceeds from redemption or maturity of time deposits	169,132
Payments for purchases of investments in equity securities	(300)	300	[Line item removed]	—
Proceeds from sales of investments in equity securities	551	(551)	[Line item removed]	—
[Line item not previously reported]	—	(1,372)	Payments for purchases of equity investments	(1,372)
[Line item not previously reported]	—	36,302	Proceeds from sales of equity investments	36,302
Increase in loans receivable at banks, net	(51,124)	891	Net cash outflows from loans receivable at banks	(50,233)
[Line item not previously reported]	—	(4,352,851)	Payments for purchases or origination of other non-trading loans	(4,352,851)
[Line item not previously reported]	—	3,979,892	Proceeds from sales or repayments of other non-trading loans	3,979,892
[Line item not previously reported]	—	(59,833)	Net cash outflows from interbank money market loans	(59,833)
Decrease (increase) in non-trading debt securities, net	(44,348)	—	Payments for purchases of non-trading debt securities	(93,338)
			Proceeds from sales or maturity of non-trading debt securities	48,990
Decrease (increase) in investments in affiliated companies, net	49,839	—	Payments for purchases of investments in affiliated companies	(163)
			Proceeds from sales of investments in affiliated companies	50,002
Other, net	30,255	(24,476)	Other, net	5,779

Net cash used in investing activities	(36,456)	(476,270)	Net cash provided by (used in) investing activities	(512,726)

Increase in long-term borrowings	2,979,334	5,051	Proceeds from issuances of long-term borrowings	2,984,385
Decrease in long-term borrowings	(2,144,710)	4,937	Payments for repurchases or maturity of long-term borrowings	(2,139,773)
Decrease in short-term borrowings, net	(389,352)	389,352	[Line item removed]	—
[Line item not previously reported]	—	1,467,497	Proceeds from issuances of short-term borrowings	1,467,497
[Line item not previously reported]	—	(1,786,325)	Payments for repurchases or maturity of short-term borrowings	(1,786,325)
[Line item not previously reported]	—	(10,020)	Net cash outflows from interbank money market borrowings	(10,020)
[Line item not previously reported]	—	50,528	Net cash inflows (outflows) from other secured borrowings	50,528
Increase (decrease) in deposits received at banks, net	341,786	(64,967)	Net cash inflows from deposits received at banks	276,819
[Line item not previously reported]	—	(10,816)	Payments for withholding taxes on stock-based compensation	(10,816)
[Line item not previously reported]	—	34,473	Contributions from noncontrolling interests	34,473
[Line item not previously reported]	—	(22,280)	Distributions to noncontrolling interests	(22,280)

Net cash provided by (used in) financing activities	676,705	57,430	Net cash provided by (used in) financing activities	734,135

Nine months ended December 31, 2020 Millions of yen
As Previously Reported			As Restated

Line item	Amount	Adjustment	Line item	Amount
[Line item not previously reported]	—	(3,517)	Provision for credit losses	(3,517)
Time deposits	47,919	(47,919)	[Line item removed]	—
Trading assets and private equity and debt investments	(1,071,889)	(25,866)	Trading assets and private equity and debt investments	(1,097,755)
Other secured borrowings	(323,056)	323,056	[Line item removed]	—
Loans and receivables, net of allowance for credit losses	1,327,201	(269,297)	Margin loans and receivables	1,057,904
Other, net	165	17,688	Other, net	17,853

Net cash provided by (used in) operating activities	667,296	(5,855)	Net cash provided by (used in) operating activities	661,441

[Line item not previously reported]	—	(197,244)	Payments for placements of time deposits	(197,244)
[Line item not previously reported]	—	245,369	Proceeds from redemption or maturity of time deposits	245,369
Proceeds from sales of investments in equity securities	6,029	(6,029)	[Line item removed]	—
[Line item not previously reported]	—	(18,136)	Payments for purchases of equity investments	(18,136)
[Line item not previously reported]	—	16,630	Proceeds from sales of equity investments	16,630
Increase in loans receivable at banks, net	(46,292)	(2,065)	Net cash outflows from loans receivable at banks	(48,357)
[Line item not previously reported]	—	(1,973,960)	Payments for purchases or origination of other non-trading loans	(1,973,960)
[Line item not previously reported]	—	2,380,127	Proceeds from sales or repayments of other non-trading loans	2,380,127
[Line item not previously reported]	—	(49,963)	Net cash outflows from interbank money market loans	(49,963)
Decrease (increase) in non-trading debt securities, net	41,825	—	Payments for purchases of non-trading debt securities	(107,967)
			Proceeds from sales or maturity of non-trading debt securities	149,792
Business acquisition	(11,152)	—	Acquisitions, net of cash acquired	(11,152)
			Divestures, net of cash disposed of	—
Decrease (increase) in investments in affiliated companies, net	(8,883)	8,883	[Line item removed]	—
[Line item not previously reported]	—	(9,800)	Payments for purchases of investments in affiliated companies	(9,800)
[Line item not previously reported]	—	221	Proceeds from sales of investments in affiliated companies	221
Other, net	(9,628)	718	Other, net	(8,910)

Net cash used in investing activities	(72,848)	394,751	Net cash provided by (used in) investing activities	321,903

Increase in long-term borrowings	1,704,043	(6,977)	Proceeds from issuances of long-term borrowings	1,697,066
Decrease in long-term borrowings	(1,671,455)	(26,995)	Payments for repurchases or maturity of long-term borrowings	(1,698,450)
Decrease in short-term borrowings, net	(253,364)	253,364	[Line item removed]	—
[Line item not previously reported]	—	2,241,925	Proceeds from issuances of short-term borrowings	2,241,925
[Line item not previously reported]	—	(2,194,462)	Payments for repurchases or maturity of short-term borrowings	(2,194,462)
[Line item not previously reported]	—	(305,012)	Net cash outflows from interbank money market borrowings	(305,012)
[Line item not previously reported]	—	(306,610)	Net cash inflows (outflows) from other secured borrowings	(306,610)
Increase (decrease) in deposits received at banks, net	(92,758)	1,218	Net cash inflows from deposits received at banks	(91,540)
[Line item not previously reported]	—	(3,856)	Payments for withholding taxes on stock-based compensation	(3,856)
Contributions from noncontrolling interests	6,257	15,410	Contributions from noncontrolling interests	21,667
[Line item not previously reported]	—	(56,901)	Distributions to noncontrolling interests	(56,901)

Net cash provided by (used in) financing activities	(383,636)	(388,896)	Net cash provided by (used in) financing activities	(772,532)

In December 2001, Nomura Holdings, Inc. (“the Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has had an obligation to file an annual report on Form 20-F with the SEC in accordance with the Securities Exchange Act of 1934.

Therefore, the Company and other entities in which it has a controlling financial interest (collectively “Nomura”) prepares consolidated financial statements in accordance with the accounting principles, procedures and presentations which are required in order to issue ADS, i.e., U.S. generally accepted accounting principles (“U.S. GAAP”), pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007).

The following paragraphs describe the major differences between U.S. GAAP applied by Nomura and accounting principles generally accepted in Japan (“Japanese GAAP”) for the nine and three months ended December 31, 2021. Where the effect of these major differences are significant to Income before income taxes, Nomura discloses as (higher) or (lower) below the amount by which Income before income taxes based on U.S. GAAP was higher or lower than Japanese GAAP, respectively.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interests in an entity or by identifying the primary beneficiary of variable interest entities. Under Japanese GAAP, the scope of consolidation is determined by a “financial controlling model”, which takes into account the ownership level of voting interests in an entity and other factors.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP applicable to broker-dealers, minority investments in equity securities with readily determinable fair values are measured at fair value with changes in fair value recognized in earnings. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income. Income before income taxes prepared under U.S. GAAP, therefore, was ¥4,773 million (higher) and ¥4,627 million (higher) for the nine months ended December 31, 2020 and 2021, respectively and ¥2,781 million (higher) and ¥1,081 million (lower) for the three months ended December 31, 2020 and 2021, respectively.

Unrealized gains and losses on non-trading debt and equity securities—

Under U.S. GAAP applicable to broker-dealers, non-trading securities are measured at fair value with changes in fair value recognized in earnings. Under Japanese GAAP, these securities are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income. Income before income taxes prepared under U.S. GAAP, therefore, was ¥885 million (higher) and ¥2,100 million (lower) for the nine months ended December 31, 2020 and 2021, respectively and ¥62 million (lower) and ¥1,637 million (lower) for the three months ended December 31, 2020 and 2021, respectively for non-trading debt securities. Income before income taxes prepared under U.S. GAAP was ¥1,898 million (higher) and ¥796 million (higher) for the nine months ended December 31, 2020 and 2021, respectively and ¥2,901 million (higher) and ¥588 million (higher) for the three months ended December 31, 2020 and 2021, respectively for non-trading equity securities.

Retirement and severance benefits—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when a net gain or loss at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. Under Japanese GAAP, these gains or losses are amortized over a certain period regardless of the Corridor.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill is not amortized and is tested for impairment periodically. Under Japanese GAAP, goodwill is amortized over a certain periods of less than 20 years using the straight-line method. Therefore, under U.S. GAAP, Income before income taxes was ¥2,906 million (higher) and ¥2,635 million (higher) for the nine months ended December 31, 2020 and 2021, respectively and ¥968 million (higher) and ¥806 million (higher) for the three months ended December 31, 2020 and 2021, respectively.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges of specific assets or specific liabilities, are carried at fair value, with changes in fair value recognized either in earnings or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are carried at fair value with changes in fair value, net of applicable income taxes, recognized generally in other comprehensive income.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and financial liabilities which would otherwise be carried on a basis other than fair value (“the fair value option”). Where the fair value option is elected, the financial asset or liability is carried at fair value with changes in fair value are recognized in earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under U.S. GAAP, Income before income taxes was ¥29,656 million (higher) and ¥10,966 million (higher) for the nine months ended December 31, 2020 and 2021, respectively and ¥4,085 million (higher) and ¥5,310 million (lower) for the three months ended December 31, 2020 and 2021, respectively. In addition, non-marketable equity securities which are carried at fair value under U.S. GAAP applicable to broker-dealers are carried at cost less impairment loss under Japanese GAAP.

Offsetting of amounts related to certain contracts—

Under U.S. GAAP, an entity that is party to a master netting arrangement is permitted to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Under Japanese GAAP, offsetting of such amounts is not permitted.

Stock issuance costs—

Under U.S. GAAP, stock issuance costs are deducted from capital. Under Japanese GAAP, stock issuance costs are either immediately expensed or capitalized as a deferred asset and amortized over periods of up to three years using the straight-line method.

Accounting for change in controlling interest in a consolidated subsidiary’s shares—

Under U.S. GAAP, when a parent’s ownership interest decreases as a result of sales of a subsidiary’s common shares by the parent and the subsidiary becomes an equity method investee, the parent’s remaining investment in the former subsidiary is measured at fair value as of the date of loss of a controlling interest and a related valuation gain or loss is recognized in earnings. Under Japanese GAAP, the remaining investment on the parent’s consolidated balance sheet is computed as the sum of the carrying amount of investment in the equity method investee recorded in the parent’s stand-alone balance sheet as adjusted for the share of net income or losses and other adjustments from initial acquisition through to the date of loss of a controlling interest multiplied by the ratio of the remaining shareholding percentage against the holding percentage prior to loss of control.

Stock-based and other compensation awards—

Under U.S. GAAP, Restricted Stock Units (“RSUs”) are classified as equity awards, and the total compensation cost is measured based on the fair value of the Company’s common stock on the grant date. Under Japanese GAAP, the total compensation cost of RSUs is measured by the amount of monetary compensation liabilities which is granted to management and employees. Therefore, under U.S. GAAP, Income before income taxes was ¥119 million (lower) and ¥4,483 million (higher) for the nine months ended December 31, 2020 and 2021, respectively and ¥214 million (higher) and ¥898 million (higher) for the three months ended December 31, 2020 and 2021, respectively.

Use of estimates—

While the COVID-19 pandemic has impacted some of the critical accounting estimates and underlying assumptions used in the consolidated financial statements during the year ended March 31, 2021, no further significant adverse changes in these estimates occurred during the nine months ended December 31, 2021 as a result of the COVID-19 pandemic.

New accounting pronouncements recently adopted—

No new accounting pronouncements relevant to Nomura were adopted during the nine months ended December 31, 2021.

However, Nomura has elected to apply certain practical reliefs provided with the following new accounting pronouncements during the three months ended December 31, 2021:

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on these consolidated statements
ASU 2020-04 “Reference rate reform”

•  Provides temporary optional expedients and exceptions to the application of generally accepted accounting principles to certain contract and hedge relationships affected by reference rate reform.

•  Contract modifications solely related to the replacement of reference rate are eligible for relief from modification accounting requirements and accounted for as a continuation of the existing contract.

•  Allows various optional expedients and elections to allow hedging relationships affected by reference rate reform would continue uninterrupted during the reference rate transition if certain criteria are met.

The expedients and exceptions provided by the ASU are permitted to be adopted any time until December 31, 2022.

Nomura has elected to apply the relief to certain contract modifications beginning from the three months ended December 31, 2021.

These modifications have had no material impact on our consolidated financial statements.

Future accounting developments—

There is no new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after April 1, 2022 which may have a material impact on these financial statements.

2. Fair value measurements:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are measured at fair value. Financial assets measured at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity and debt investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities measured at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in the principal market for the relevant financial assets or financial liabilities, or in the absence of a principal market, the most advantageous market.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e., a net financial asset) or transfer a net short position (i.e., a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

Financial assets measured at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. The valuation of financial instruments is more difficult during periods of market stress as a result of greater volatility and reduced price transparency, which has been the case during the COVID-19 pandemic in 2020, and may therefore require the greater use of judgement in the determination of fair value. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable valuation inputs, unobservable parameters or a combination of both. Valuation pricing models use valuation inputs which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the valuation inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable valuation inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Valuation Model Validation Group within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.

Fair value hierarchy

All financial instruments measured at fair value, including those measured at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

The availability of valuation inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of valuation inputs which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments and has become more prevalent during the COVID-19 pandemic.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2021 and December 31, 2021 within the fair value hierarchy.

	Billions of yen
	March 31, 2021
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2021
Assets:
Trading assets and private equity and debt investments(2)
Equities(3)	¥2,338	¥968	¥16	¥—	¥3,322
Private equity and debt investments(4)	—	—	58	—	58
Japanese government securities	1,637	—	—	—	1,637
Japanese agency and municipal securities	—	76	2	—	78
Foreign government, agency and municipal securities	2,838	1,987	12	—	4,837
Bank and corporate debt securities and loans for trading purposes	—	1,259	135	—	1,394
Commercial mortgage-backed securities (“CMBS”)	—	0	8	—	8
Residential mortgage-backed securities (“RMBS”)	—	2,387	6	—	2,393
Issued/Guaranteed by government sponsored entity	—	2,325	—	—	2,325
Other	—	62	6	—	68
Real estate-backed securities	—	0	106	—	106
Collateralized debt obligations (“CDOs”) and other(5)	—	36	23	—	59
Investment trust funds and other	573	29	0	—	602

Total trading assets and private equity and debt investments	7,386	6,742	366	—	14,494

Derivative assets(6)
Equity contracts	9	1,318	75	—	1,402
Interest rate contracts	29	9,577	26	—	9,632
Credit contracts	4	427	24	—	455
Foreign exchange contracts	0	4,479	37	—	4,516
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(14,786)	(14,786)

Total derivative assets	43	15,801	162	(14,786)	1,220

Subtotal	¥7,429	¥22,543	¥528	¥(14,786)	¥15,714

Loans and receivables(7)	—	878	104	—	982
Collateralized agreements(8)	—	349	18	—	367
Other assets
Non-trading debt securities	123	304	—	—	427
Other(2)(3)	353	173	185	—	711

Total	¥7,905	¥24,247	¥835	¥(14,786)	¥18,201

Liabilities:
Trading liabilities
Equities	¥2,341	¥20	¥0	¥—	¥2,361
Japanese government securities	1,039	—	—	—	1,039
Japanese agency and municipal securities	—	1	—	—	1
Foreign government, agency and municipal securities	2,912	1,172	1	—	4,085
Bank and corporate debt securities	—	230	5	—	235
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other(5)	—	0	1	—	1
Investment trust funds and other	243	13	0	—	256

Total trading liabilities	6,535	1,436	7	—	7,978

Derivative liabilities(6)
Equity contracts	1	2,112	116	—	2,229
Interest rate contracts	21	8,948	69	—	9,038
Credit contracts	3	458	62	—	523
Foreign exchange contracts	—	4,380	22	—	4,402
Commodity contracts	0	0	—	—	0
Netting	—	—	—	(14,697)	(14,697)

Total derivative liabilities	25	15,898	269	(14,697)	1,495

Subtotal	¥6,560	¥17,334	¥276	¥(14,697)	¥9,473

Short-term borrowings(9)	¥—	¥532	¥103	¥—	¥635
Payables and deposits(10)	—	49	1	—	50
Collateralized financing(8)	—	352	1	—	353
Long-term borrowings(9)(11)(12)	5	3,546	547	—	4,098
Other liabilities(13)	231	179	35	—	445

Total	¥6,796	¥21,992	¥963	¥(14,697)	¥15,054

	Billions of yen
	December 31, 2021
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of December 31, 2021
Assets:
Trading assets and private equity and debt investments(2)
Equities(3)	¥2,311	¥986	¥13	¥—	¥3,310
Private equity and debt investments(4)	26	—	53	—	79
Japanese government securities	2,707	—	—	—	2,707
Japanese agency and municipal securities	—	123	2	—	125
Foreign government, agency and municipal securities	3,998	1,832	10	—	5,840
Bank and corporate debt securities and loans for trading purposes	—	1,036	172	—	1,208
Commercial mortgage-backed securities (“CMBS”)	—	0	7	—	7
Residential mortgage-backed securities (“RMBS”)	—	1,768	7	—	1,775
Issued/Guaranteed by government sponsored entity	—	1,703	—	—	1,703
Other	—	65	7	—	72
Real estate-backed securities	—	0	144	—	144
Collateralized debt obligations (“CDOs”) and other(5)	—	28	29	—	57
Investment trust funds and other	307	29	0	—	336

Total trading assets and private equity and debt investments	9,349	5,802	437	—	15,588

Derivative assets(6)
Equity contracts	0	958	111	—	1,069
Interest rate contracts	30	8,493	24	—	8,547
Credit contracts	1	384	28	—	413
Foreign exchange contracts	1	3,809	31	—	3,841
Commodity contracts	0	0	—	—	0
Netting	—	—	—	(12,758)	(12,758)

Total derivative assets	32	13,644	194	(12,758)	1,112

Subtotal	¥9,381	¥19,446	¥631	¥(12,758)	¥16,700

Loans and receivables(7)	—	993	169	—	1,162
Collateralized agreements(8)	—	283	16	—	299
Other assets
Non-trading debt securities	117	357	—	—	474
Other(2)(3)	161	85	208	—	454

Total	¥9,659	¥21,164	¥1,024	¥(12,758)	¥19,089

Liabilities:
Trading liabilities
Equities	¥1,717	¥9	¥0	¥—	¥1,726
Japanese government securities	877	—	—	—	877
Japanese agency and municipal securities	—	1	—	—	1
Foreign government, agency and municipal securities	4,273	1,226	0	—	5,499
Bank and corporate debt securities	—	274	5	—	279
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other(5)	—	0	1	—	1
Investment trust funds and other	94	—	0	—	94

Total trading liabilities	6,961	1,510	6	—	8,477

Derivative liabilities(6)
Equity contracts	0	1,676	90	—	1,766
Interest rate contracts	30	7,837	53	—	7,920
Credit contracts	4	404	57	—	465
Foreign exchange contracts	—	3,777	23	—	3,800
Commodity contracts	0	0	—	—	0
Netting	—	—	—	(12,348)	(12,348)

Total derivative liabilities	34	13,694	223	(12,348)	1,603

Subtotal	¥6,995	¥15,204	¥229	¥(12,348)	¥10,080

Short-term borrowings(9)	—	607	61	—	668
Payables and deposits(10)	—	62	1	—	63
Collateralized financing(8)	—	506	—	—	506
Long-term borrowings(9)(11)(12)	11	4,046	499	—	4,556
Other liabilities(13)	52	99	24	—	175

Total	¥7,058	¥20,524	¥814	¥(12,348)	¥16,048

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)

Certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2021 and December 31, 2021, the fair values of these investments which are included in Trading assets and private equity and debt investments were ¥24 billion and ¥35 billion, respectively. As of March 31, 2021 and December 31, 2021, the fair values of these investments which are included in Other assets—Others were ¥4 billion and ¥3 billion, respectively.

(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)

Private equity and debt investments are typically private non-traded financial instruments including ownership or other forms of junior capital (such as mezzanine loan). Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.

(5)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(6)

Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

(7)	Includes loans for which the fair value option has been elected.
(8)	Includes collateralized agreements or collateralized financing for which the fair value option has been elected.
(9)	Includes structured notes for which the fair value option has been elected.
(10)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(11)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(12)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(13)	Includes loan commitments for which the fair value option has been elected.

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2021 and December 31, 2021, respectively. The fair value of unlisted equity securities is determined using the same methodology as private equity and debt investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable.

Private equity and debt investments—The determination of fair value of unlisted private equity and debt investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity and debt investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the underlying investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. The liquidity discount includes considerations for various uncertainties in the model and inputs to valuation. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity and debt investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.

Government, agency and municipal securities—The fair value of Japanese and other G7 government securities is primarily determined using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable inputs such as credit spreads of the issuer.

Bank and corporate debt securities—The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar debt securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS are primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.

Real estate-backed securities—The fair value of real estate-backed securities is determined using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields or loss severities.

Collateralized debt obligations (“CDOs”) and other—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, yields, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.

Investment trust funds and other—The fair value of investment trust funds is primarily determined using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified in Level 1 of the fair value hierarchy. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified in Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The fair value of certain other investments reported within Investment trust funds and other is determined using DCF valuation techniques. These investments are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as credit spreads of issuer and correlation.

Derivatives—Equity contracts—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded equity derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded equity derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Interest rate contracts—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded interest rate derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded interest rate derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC interest rate derivatives are classified in Level 3 where interest rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Credit contracts—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Foreign exchange contracts—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain foreign exchange derivatives are classified in Level 3 where interest rates, volatility or correlation valuation inputs are significant and unobservable.

Nomura includes valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value.

Loans—The fair value of loans carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer used in DCF valuations are significant and unobservable.

Collateralized agreements and Collateralized financing—The primary types of collateralized agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as Government, agency and municipal securities and Bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura or by consolidated variable interest entities (“VIEs”) which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative).

The fair value of structured notes is determined using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves, prepayment rates default probabilities and loss severities. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable inputs are significant, such as yields, prepayment rates, default probabilities, loss severities, volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 “Transfer and Servicing” (“ASC 860”) and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Level 3 financial instruments

The valuation of Level 3 financial assets and liabilities is dependent on certain significant valuation inputs which are unobservable. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, non-executable broker quotes or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be measured using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable valuation input. Other techniques for determining an appropriate value for unobservable input may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

Use of reasonably possible alternative valuation input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

Quantitative and qualitative information regarding significant unobservable inputs

The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2021 and December 31, 2021. These financial instruments will also typically include observable valuation inputs (i.e. Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also illustrate qualitatively how an increase in those significant unobservable valuation inputs might result in a higher or lower fair value measurement at the reporting date and the interrelationship between significant unobservable valuation inputs where more than one is used to determine fair value measurement of the financial instruments. The impact of the COVID-19 pandemic on financial markets has been considered in determining which valuation inputs are used to measure fair value.

	March 31, 2021
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity and debt investments
Equities	¥16	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	58	DCF	WACC Growth rates Credit spreads Liquidity discounts	6.3 – 11.5% 0.0 – 1.0% 7.6 – 8.8% 5.0 – 30.0%	8.4% 0.5% 8.1% 12.8%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	1.9 – 10.8 x 11.1 x 5.0 – 20.0%	6.5 x 11.1 x 12.2%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	12	DCF	Credit spreads Recovery rates	0.0 – 1.5% 9.2 – 9.3%	0.4% 9.2%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	135	DCF	Credit spreads Recovery rates	0.0 – 23.1% 0.0 – 100.0%	7.4% 73.3%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage backed securities (“CMBS”)	8	DCF	Yields Loss severities	4.2 – 10.6% 27.5 – 69.5%	5.0% 50.3%	Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	6	DCF	Yields Prepayment rates Loss severities	0.0 – 14.3% 6.4 – 15.0% 0.8 – 100.0%	1.4% 7.2% 5.8%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	106	DCF	Loss severities	0.0 – 18.6%	2.4%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	23	DCF	Yields Prepayment rates Default probabilities Loss severities	5.4 – 35.0% 20.0% 2.0% 77.0 – 100.0%	11.0% 20.0% 2.0% 88.1%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

	March 31, 2021
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Derivatives, net:
Equity contracts	¥(41)	Option models	Dividend yield Volatilities Correlations	0.0 – 9.8% 4.0 – 102.0% (0.80) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(43)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.1 – 2.3% 9.6 – 13.1% 24.9 – 94.0 bp (1.00) – 0.98	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(38)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 20.8% 0.0 – 100.4% 41.9 – 65.0% 0.29 – 0.72	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	15	Option models	Interest rates Volatilities Volatilities Correlations	0.1 – 2.1% 2.6 – 31.5% 16.2 – 25.5 bp (0.25) – 0.80	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	104	DCF	Credit spreads Recovery rates	0.0 – 25.6% 26.4 – 100.0%	6.6% 95.8%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	18	DCF	Repo rate	2.8 – 5.8%	4.0%	Lower fair value	Not applicable

Other assets
Other(6)	185	DCF	WACC Growth rates Liquidity discounts	9.2% 2.0% 10.0%	9.2% 2.0% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	5.0 – 6.2 x 8.2 – 32.0 x 0.3 – 1.6 x 10.0 – 40.0%	5.4 x 13.8 x 0.9 x 30.6%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Trading Liabilities
Bank and corporate debt securities	5	DCF	Recovery rates	3.4 – 3.5%	3.4%	Higher fair value	Not applicable

Short-term borrowings	103	DCF/ Option models	Volatilities Correlations	13.8 – 82.3% (0.69) – 0.96	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	547	DCF/ Option models	Volatilities Volatilities Correlations	9.5 – 82.3% 29.6 – 77.0 bp (1.00) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

	December 31, 2021
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity and debt investments
Equities	¥13	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	53	DCF	WACC Growth rates Credit spreads Liquidity discounts	6.9 – 14.0% 0.0 – 2.0% 8.0 – 8.6% 5.0 – 30.0%	10.6% 0.5% 8.2% 17.4%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	2.1 – 11.2 x 11.6 – 14.1 x 5.0 – 30.0%	9.2 x 12.7 x 16.3%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	10	DCF	Credit spreads Recovery rates	0.0 – 1.5% 9.5 – 26.0%	0.7% 13.9%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	172	DCF	Credit spreads Recovery rates	0.1 – 95.0% 0.0 – 100.0%	8.4% 83.0%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage- backed securities (“CMBS”)	7	DCF	Yields Loss severities	4.1 – 14.1% 28.3 – 73.0%	4.9% 39.9%	Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage-backed securities (“RMBS”)	7	DCF	Yields Prepayment rates Loss severities	0.0 – 15.0% 6.4 – 15.0% 0.0 – 99.9%	2.4% 9.3% 5.1%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	144	DCF	Loss severities	0.0 – 23.5%	1.2%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	29	DCF	Yields Prepayment rates Default probabilities Loss severities	5.4 – 31.3% 18.0 – 20.0% 2.0% 40.0 – 100.0%	10.6% 19.4% 2.0% 45.1%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

	December 31, 2021
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Derivatives, net:
Equity contracts	¥21	Option models	Dividend yield Volatilities Correlations	0.0 – 14.0% 5.0 – 103.0% (0.80) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(29)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.3 – 2.7% 8.6 – 13.1% 24.5 – 87.3 bp (1.00) – 0.97	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(29)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 685.8% 0.0 – 104.1% 39.6 – 50.0% 0.24 – 0.90	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	8	Option models	Interest rates Volatilities Volatilities Correlations	0.3 – 1.8% 2.4 – 48.6% 8.4 – 20.8 bp (1.00) – 0.84	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	169	DCF	Credit spreads Recovery rates	0.0 – 20.3% 53.5 – 100.0%	6.4% 98.1%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	16	DCF	Repo rate	2.8 – 6.0%	3.6%	Lower fair value	Not applicable

Other assets
Other(6)	208	DCF	WACC Growth rates Liquidity discounts	8.8% 2.0% 10.0%	8.8% 2.0% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	4.8 – 5.5 x 6.5 – 30.8 x 0.2 – 1.6 x 25.0 – 40.0%	5.1 x 13.3 x 0.9 x 30.5%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Trading Liabilities
Bank and corporate debt sec.	5	DCF	Recovery rates	5.6 – 97.0%	56.3%	Higher fair value	Not applicable

Short-term borrowings	61	DCF/option models	Volatilities Correlations	9.9 – 87.7% (0.80) – 0.94	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	499	DCF	Loss severities	0.3%	0.3%	Lower fair value	Not applicable

		DCF/option models	Volatilities Volatilities Correlations	8.6 – 87.7% 29.5 – 58.8 bp (1.00) – 0.97	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabilities	24	DCF	Recovery rates	89.3%	89.3%	Higher fair value	Not applicable

(1)

Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.

(2)	Weighted average information for non-derivative instruments is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)

The above table only considers the impact of an increase in each significant unobservable valuation input on the fair value measurement of the financial instrument. However, a decrease in the significant unobservable valuation input would have the opposite effect on the fair value measurement of the financial instrument. For example, if an increase in a significant unobservable valuation input would result in a lower fair value measurement, a decrease in the significant unobservable valuation input would result in a higher fair value measurement.

(4)

The impact of an increase in the significant unobservable input on the fair value measurement for a derivative assumes Nomura is long risk to the input e.g., long volatility. Where Nomura is short such risk, the impact of an increase would have a converse effect on the fair value measurement of the derivative.

(5)

Consideration of the interrelationships between significant unobservable inputs is only relevant where more than one unobservable valuation input is used to determine the fair value measurement of the financial instrument.

(6)	Valuation technique(s) and unobservable valuation inputs in respect of equity securities reported within Other assets in the consolidated balance sheets.

Qualitative discussion of the ranges of significant unobservable inputs

The following comments present qualitative discussion about the significant unobservable valuation inputs used by Nomura for financial instruments classified in Level 3.

Derivatives—Equity contracts—The significant unobservable inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay high dividends for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives or those based on single equity securities can be higher than those of longer-dated instruments or those based on indices. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships throughout the range.

Derivatives—Interest rate contracts—The significant unobservable inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is wide as volatilities can be higher when interest rates are at extremely low levels, and also because volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range. All significant unobservable inputs are spread across the ranges.

Derivatives—Credit contracts—The significant unobservable inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong.

Derivatives—Foreign exchange contracts—The significant unobservable inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is mainly due to the lower end of the range arising from currencies that trade in narrow ranges e.g. versus the U.S. Dollar while the higher end comes from currencies with a greater range of movement such as emerging market currencies. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

Short-term borrowings and Long-term borrowings—The significant unobservable inputs are yields, prepayment rates, default probabilities, loss severities, volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified in Level 3 for the nine and three months ended December 31, 2020 and 2021. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.

For the nine months ended December 31, 2020 and 2021, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

	Billions of yen
	Nine months ended December 31, 2020
	Beginning balance as of nine months ended December 31, 2020	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(4)(5)	Transfers out of Level 3(5)	Balance as of nine months ended December 31, 2020
Assets:
Trading assets and private equity and debt investments
Equities	¥14	¥4	¥—	¥22	¥(29)	¥—	¥0	¥1	¥0	¥12
Private equity and debt investments	31	4	—	17	(2)	—	0	—	—	50
Japanese agency and municipal securities	2	0	—	0	0	—	—	0	0	2
Foreign government, agency and municipal securities	8	1	—	17	(12)	—	0	4	(4)	14
Bank and corporate debt securities and loans for trading purposes	228	0	—	41	(137)	—	(4)	22	(33)	117
Commercial mortgage-backed securities (“CMBS”)	1	0	—	6	0	—	0	—	0	7
Residential mortgage-backed securities (“RMBS”)	62	0	—	11	(44)	—	(1)	—	(23)	5
Real estate-backed securities	94	(5)	—	103	(89)	—	(4)	—	0	99
Collateralized debt obligations (“CDOs”) and other	32	0	—	75	(77)	—	(1)	0	(7)	22
Investment trust funds and other	0	0	—	6	(6)	—	0	0	—	0

Total trading assets and private equity and debt investments	¥472	¥4	¥—	¥298	¥(396)	¥—	¥(10)	¥27	¥(67)	¥328

Derivatives, net(3)
Equity contracts	19	(45)	—	—	—	(13)	1	18	(11)	(31)
Interest rate contracts	(54)	8	—	—	—	(15)	1	(5)	3	(62)
Credit contracts	(1)	(11)	—	—	—	(7)	(1)	(4)	1	(23)
Foreign exchange contracts	7	11	—	—	—	(15)	0	(3)	4	4

Total derivatives, net	(29)	(37)	—	—	—	(50)	1	6	(3)	(112)

Subtotal	¥443	¥(33)	¥—	¥298	¥(396)	¥(50)	¥(9)	¥33	¥(70)	¥216

Loans and receivables	96	2	—	38	(41)	—	(2)	16	(11)	98
Collateralized agreements	15	0	—	—	—	—	(1)	4	—	18
Other assets
Other	168	33	0	0	(35)	—	(6)	—	0	160

Total	¥722	¥2	¥0	¥336	¥(472)	¥(50)	¥(18)	¥53	¥(81)	¥492

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥1	¥0	¥—	¥0	¥0	¥0	¥1
Foreign government, agency and municipal securities	0	0	—	0	0	—	0	—	—	0
Bank and corporate debt securities	1	0	—	2	(2)	—	0	2	(1)	2
Collateralized debt obligations (“CDOs”) and other	1	0	—	8	(8)	—	0	—	—	1
Investment trust funds and other	0	0	—	0	0	—	0	—	—	0

Total trading liabilities	¥2	¥0	¥—	¥11	¥(10)	¥—	¥0	¥2	¥(1)	¥4

Short-term borrowings	29	(3)	0	140	(91)	—	(2)	13	(22)	70
Payables and deposits	1	0	0	0	0	—	—	1	—	2
Collateralized financing	—	0	—	—	—	—	0	—	—	0
Long-term borrowings	409	(28)	0	230	(194)	—	0	48	(41)	480
Other liabilities	0	(11)	—	17	0	—	0	1	(1)	28

Total	¥441	¥(42)	¥0	¥398	¥(295)	¥—	¥(2)	¥65	¥(65)	¥584

	Billions of yen
	Nine months ended December 31, 2021
	Beginning balance as of nine months ended December 31, 2021	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(4)(5)	Transfers out of Level 3(5)	Balance as of nine months ended December 31, 2021
Assets:
Trading assets and private equity and debt investments
Equities	¥16	¥3	¥—	¥1	¥(8)	¥—	¥0	¥2	¥(1)	¥13
Private equity and debt investments	58	2	—	10	(4)	—	0	—	(13)	53
Japanese agency and municipal securities	2	0	—	0	0	—	—	—	—	2
Foreign government, agency and municipal securities	12	1	—	10	(13)	—	0	2	(2)	10
Bank and corporate debt securities and loans for trading purposes	135	0	—	124	(146)	—	6	78	(25)	172
Commercial mortgage-backed securities (“CMBS”)	8	0	—	0	(1)	—	0	—	0	7
Residential mortgage-backed securities (“RMBS”)	6	0	—	4	(3)	—	0	—	—	7
Real estate-backed securities	106	4	—	310	(280)	—	4	—	—	144
Collateralized debt obligations (“CDOs”) and other	23	(4)	—	65	(56)	—	1	—	—	29
Investment trust funds and other	0	0	—	16	(16)	—	0	0	—	0

Total trading assets and private equity and debt investments	¥366	¥6	¥—	¥540	¥(527)	¥—	¥11	¥82	¥(41)	¥437

Derivatives, net(3)
Equity contracts	(41)	40	—	—	—	0	(1)	(9)	32	21
Interest rate contracts	(43)	(11)	—	—	—	12	1	8	4	(29)
Credit contracts	(38)	3	—	—	—	8	(1)	(2)	1	(29)
Foreign exchange contracts	15	(6)	—	—	—	0	0	0	(1)	8

Total derivatives, net	(107)	26	—	—	—	20	(1)	(3)	36	(29)

Subtotal	¥259	¥32	¥—	¥540	¥(527)	¥20	¥10	¥79	¥(5)	¥408

Loans and receivables	104	7	—	74	(53)	—	5	44	(12)	169
Collateralized agreements	18	0	—	2	(5)	—	1	—	—	16
Other assets
Other	185	17	—	1	0	—	6	0	(1)	208

Total	¥566	¥56	¥—	¥617	¥(585)	¥20	¥22	¥123	¥(18)	¥801

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥0	¥0	¥—	¥0	¥—	¥0	¥0
Foreign government, agency and municipal securities	1	1	—	—	0	—	0	—	—	0
Bank and corporate debt securities	5	0	—	4	(5)	—	0	6	(5)	5
Collateralized debt obligations (“CDOs”) and other	1	0	—	2	(2)	—	0	0	—	1
Investment trust funds and other	0	0	—	0	0	—	0	—	—	0

Total trading liabilities	¥7	¥1	¥—	¥6	¥(7)	¥—	¥0	¥6	¥(5)	¥6

Short-term borrowings	103	(6)	0	128	(122)	—	0	8	(62)	61
Payables and deposits	1	0	0	—	0	—	—	2	(2)	1
Collateralized financing	1	—	—	—	—	—	—	—	(1)	—
Long-term borrowings	547	(9)	2	407	(350)	—	0	25	(137)	499
Other liabilities	35	(12)	—	0	(25)	—	2	0	0	24

Total	¥694	¥(26)	¥2	¥541	¥(504)	¥—	¥2	¥41	¥(207)	¥591

	Billions of yen
	Three months ended December 31, 2020
	Beginning balance as of three months ended December 31, 2020	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(4)(5)	Transfers out of Level 3(5)	Balance as of three months ended December 31, 2020
Assets:
Trading assets and private equity and debt investments
Equities	¥10	¥2	¥—	¥1	¥(1)	¥—	¥0	¥0	¥—	¥12
Private equity and debt investments	49	1	—	0	0	—	0	—	—	50
Japanese agency and municipal securities	2	0	—	0	0	—	—	—	—	2
Foreign government, agency and municipal securities	13	0	—	6	(5)	—	0	2	(2)	14
Bank and corporate debt securities and loans for trading purposes	129	2	—	16	(23)	—	(1)	3	(9)	117
Commercial mortgage-backed securities (“CMBS”)	2	0	—	5	—	—	0	—	0	7
Residential mortgage-backed securities (“RMBS”)	20	0	—	—	(15)	—	0	—	—	5
Real estate-backed securities	62	0	—	64	(25)	—	(2)	—	—	99
Collateralized debt obligations (“CDOs”) and other	11	1	—	39	(29)	—	0	—	0	22
Investment trust funds and other	0	0	—	6	(6)	—	0	0	—	0

Total trading assets and private equity and debt investments	¥298	¥6	¥—	¥137	¥(104)	¥—	¥(3)	¥5	¥(11)	¥328

Derivatives, net(3)
Equity contracts	(19)	(17)	—	—	—	0	2	6	(3)	(31)
Interest rate contracts	(58)	12	—	—	—	(15)	0	(1)	0	(62)
Credit contracts	(15)	(1)	—	—	—	(6)	0	(1)	0	(23)
Foreign exchange contracts	0	9	—	—	—	(5)	0	(1)	1	4

Total derivatives, net	(92)	3	—	—	—	(26)	2	3	(2)	(112)

Subtotal	¥206	¥9	¥—	¥137	¥(104)	¥(26)	¥(1)	¥8	¥(13)	¥216

Loans and receivables	88	0	—	12	(7)	—	0	8	(3)	98
Collateralized agreements	18	0	—	—	—	—	0	—	—	18
Other assets
Other	150	12	0	0	0	—	(2)	—	—	160

Total	¥462	¥21	¥0	¥149	¥(111)	¥(26)	¥(3)	¥16	¥(16)	¥492

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥1	¥0	¥—	¥0	¥0	¥—	¥1
Foreign government, agency and municipal securities	0	0	—	—	—	—	0	—	—	0
Bank and corporate debt securities	2	0	—	0	0	—	0	1	(1)	2
Collateralized debt obligations (“CDOs”) and other	3	0	—	2	(4)	—	0	—	—	1
Investment trust funds and other	0	0	—	0	0	—	0	—	—	0

Total trading liabilities	¥5	¥0	¥—	¥3	¥(4)	¥—	¥0	¥1	¥(1)	¥4

Short-term borrowings	74	(2)	0	55	(45)	—	(1)	2	(17)	70
Payables and deposits	1	0	0	0	0	—	—	1	—	2
Collateralized financing	—	0	—	—	—	—	0	—	—	0
Long-term borrowings	459	(7)	(3)	93	(71)	—	0	12	(23)	480
Other liabilities	13	(1)	—	14	0	—	0	—	—	28

Total	¥552	¥(10)	¥(3)	¥165	¥(120)	¥—	¥(1)	¥16	¥(41)	¥584

	Billions of yen
	Three months ended December 31, 2021
	Beginning balance as of three months ended December 31, 2021	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(4)(5)	Transfers out of Level 3(5)	Balance as of three months ended December 31, 2021
Assets:
Trading assets and private equity and debt investments
Equities	¥12	¥2	¥—	¥0	¥(2)	¥—	¥0	¥1	¥0	¥13
Private equity and debt investments	47	0	—	7	(1)	—	0	—	—	53
Japanese agency and municipal securities	2	0	—	—	0	—	—	—	—	2
Foreign government, agency and municipal securities	10	0	—	4	(3)	—	0	0	(1)	10
Bank and corporate debt securities and loans for trading purposes	132	(2)	—	90	(98)	—	4	56	(10)	172
Commercial mortgage-backed securities (“CMBS”)	8	0	—	0	(1)	—	0	—	—	7
Residential mortgage-backed securities (“RMBS”)	7	0	—	2	(2)	—	0	—	—	7
Real estate-backed securities	123	2	—	108	(93)	—	4	—	—	144
Collateralized debt obligations (“CDOs”) and other	23	(2)	—	29	(21)	—	0	—	—	29
Investment trust funds and other	0	0	—	—	0	—	0	0	—	0

Total trading assets and private equity and debt investments	¥364	¥0	¥—	¥240	¥(221)	¥—	¥8	¥57	¥(11)	¥437

Derivatives, net(3)
Equity contracts	9	21	—	—	—	(1)	0	(7)	(1)	21
Interest rate contracts	(28)	(8)	—	—	—	0	1	3	3	(29)
Credit contracts	(37)	4	—	—	—	5	0	(1)	0	(29)
Foreign exchange contracts	10	(3)	—	—	—	1	0	0	0	8

Total derivatives, net	(46)	14	—	—	—	5	1	(5)	2	(29)

Subtotal	¥318	¥14	¥—	¥240	¥(221)	¥5	¥9	¥52	¥(9)	¥408

Loans and receivables	123	5	—	59	(35)	—	4	17	(4)	169
Collateralized agreements	13	0	—	3	—	—	0	—	—	16
Other assets
Other	209	(7)	—	1	0	—	5	—	—	208

Total	¥663	¥12	¥—	¥303	¥(256)	¥5	¥18	¥69	¥(13)	¥801

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥—	¥—	¥—	¥0	¥—	¥—	¥0
Foreign government, agency and municipal securities	0	0	—	—	0	—	0	—	—	0
Bank and corporate debt securities	6	0	—	1	(3)	—	0	3	(2)	5
Collateralized debt obligations (“CDOs”) and other	0	0	—	2	(1)	—	0	—	—	1
Investment trust funds and other	0	0	—	—	0	—	0	—	—	0

Total trading liabilities	¥6	¥0	¥—	¥3	¥(4)	¥—	¥0	¥3	¥(2)	¥6

Short-term borrowings	86	1	0	36	(35)	—	1	0	(26)	61
Payables and deposits	2	0	0	—	0	—	—	—	(1)	1
Long-term borrowings	511	0	1	118	(93)	—	0	3	(39)	499
Other liabilities	24	(8)	—	0	(9)	—	1	—	—	24

Total	¥629	¥(7)	¥1	¥157	¥(141)	¥—	¥2	¥6	¥(68)	¥591

(1)

Includes gains and losses reported primarily within Net gain on trading, Gain on private equity and debt investments, and also within Gain on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)

Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

(4)

Amount of losses in net derivatives assets from Transfer into Level 3 were ¥13 billion mainly comprising of Equity Contracts of ¥11 billion for the nine months ended December 31, 2020 and were not significant for the three months ended December 31, 2020. Amounts of gains and losses from Transfer into Level 3 were not significant for the nine and three months ended December 31, 2021.

(5)

Transfers into Level 3 indicate certain valuation inputs of a financial instrument become unobservable or significant. Transfers out of Level 3 indicate certain valuation inputs of a financial instrument become observable or insignificant. See Quantitative and qualitative information regarding significant unobservable inputs above for the valuation inputs of each financial instruments.

Unrealized gains and losses recognized for Level 3 financial instruments

The following table presents the amounts of unrealized gains (losses) for the nine and three months ended December 31, 2020 and 2021, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	Nine months ended December 31
	2020	2021

	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity and debt investments
Equities	¥3	¥3
Private equity and debt investments	5	3
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities and loans for trading purposes	(1)	(1)
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	0	0
Real estate-backed securities	(2)	2
Collateralized debt obligations (“CDOs”) and other	(2)	(5)
Investment trust funds and other	0	0

Total trading assets and private equity and debt investments	3	2

Derivatives, net(2)
Equity contracts	(59)	42
Interest rate contracts	6	(13)
Credit contracts	(2)	3
Foreign exchange contracts	10	(3)

Total derivatives, net	(45)	29

Subtotal	¥(42)	¥31

Loans and receivables	(2)	6
Collateralized agreements	(1)	0
Other assets
Other	23	17

Total	¥(22)	¥54

Liabilities:
Trading liabilities
Equities	¥0	¥—
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities	0	0
Collateralized debt obligations (“CDOs”) and other	0	0

Total trading liabilities	¥0	¥0

Short-term borrowings(3)	3	5
Payables and deposits(3)	0	0
Collateralized financing(3)	0	—
Long-term borrowings(3)	(20)	14
Other liabilities	(6)	(8)

Total	¥(23)	¥11

	Billions of yen
	Three months ended December 31
	2020	2021

	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity and debt investments
Equities	¥2	¥3
Private equity and debt investments	1	0
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities and loans for trading purposes	1	(3)
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	0	0
Real estate-backed securities	0	0
Collateralized debt obligations (“CDOs”) and other	0	(1)
Investment trust funds and other	0	0

Total trading assets and private equity and debt investments	4	(1)

Derivatives, net(2)
Equity contracts	(15)	20
Interest rate contracts	14	(3)
Credit contracts	(7)	2
Foreign exchange contracts	9	(3)

Total derivatives, net	1	16

Subtotal	¥5	¥15

Loans and receivables	(1)	5
Collateralized agreements	0	—
Other assets
Other	11	(7)

Total	¥15	¥13

Liabilities:
Trading liabilities
Equities	¥0	¥0
Foreign government, agency and municipal securities	0	—
Bank and corporate debt securities	0	0
Collateralized debt obligations (“CDOs”) and other	0	0

Total trading liabilities	¥0	¥0

Short-term borrowings(3)	1	4
Payables and deposits(3)	0	0
Collateralized financing(3)	0	—
Long-term borrowings(3)	(6)	12
Other liabilities	0	(9)

Total	¥(5)	¥7

(1)

Includes gains and losses reported within Net gain on trading, Gain on private equity and debt investments, and also within Gain on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

(2)

Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

(3)

Includes changes in unrealized gains and losses in Other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period. They were ¥0 billion and ¥4 billion for the nine months ended December 31, 2020 and 2021, respectively and ¥(2) billion and ¥2 billion for the three months ended December 31, 2020 and 2021, respectively.

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2021 and December 31, 2021. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2021
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥2	¥—	Monthly	Same day-30 days
Venture capital funds	4	2	—	—
Private equity funds	18	21	—	—
Real estate funds	4	1	—	—

Total	¥28	¥24

	Billions of yen
	December 31, 2021
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥11	¥1	Monthly	Same day-30 days
Venture capital funds	4	5	—	—
Private equity funds	19	20	—	—
Real estate funds	4	1	—	—

Total	¥38	¥27

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The range in frequency with which Nomura can redeem investments.
(3)	The range in notice period required to be provided before redemption is possible.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. The fair values of these investments are determined using NAV per share. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments are determined using NAV per share. Most of these funds cannot be redeemed within six months. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, U.S. and Japan. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Fair value option for financial assets and financial liabilities

Nomura measures certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “Derivatives and Hedging” and ASC 825 “Financial Instruments.” When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Equity method investments reported within Trading assets and private equity and debt investments and Other assets held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Loans receivables and Receivables from customers reported within Loans and receivables which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Reverse repurchase and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the reverse repurchase and repurchase agreements and the derivatives used to risk manage those instruments.

•

All structured notes issued on or after April 1, 2008 reported within Short-term borrowings or Long-term borrowings. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008. Certain subsidiaries elect the fair value option for structured loans and straight bonds.

•

Certain structured deposit issuances reported within Deposits received at banks. Nomura elects the fair value option for those structured deposits primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured deposits and the derivatives Nomura uses to risk manage those positions.

•

Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

•

Financial reinsurance contracts reported within Other assets. Nomura elects the fair value option to mitigate income volatility caused by the difference in measurement basis that would otherwise exist. Changes in the fair value of the reinsurance contracts carried at fair value are reported in the consolidated statements of income.

In March 2021, Nomura also elected the fair value option for certain claims receivable arising from the U.S. prime brokerage losses. This election was made as these receivables will be prospectively managed on a fair value basis. The receivables are reported within Loans and receivables in the consolidated balance sheets and any subsequent changes in fair value recognized in earnings and reported within Net gain (loss) on trading in the consolidated statements of income.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends, Interest expense or Net gain on trading.

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the nine and three months ended December 31, 2020 and 2021.

	Billions of yen
	Nine months ended December 31
	2020	2021

	Gains / (Losses)(1)
Assets:
Trading assets and private equity and debt investments(2)
Trading assets	¥1	¥1
Private equity and debt investments	0	3
Loans and receivables	6	17
Collateralized agreements(3)	4	1
Other assets(2)	31	11

Total	¥42	¥33

Liabilities:
Short-term borrowings(4)	¥(51)	¥68
Payables and deposits	2	3
Collateralized financing(3)	0	4
Long-term borrowings(4)(5)	(259)	22
Other liabilities(6)	(6)	(15)

Total	¥(314)	¥82

	Billions of yen
	Three months ended December 31
	2020	2021

	Gains / (Losses)(1)
Assets:
Trading assets and private equity and debt investments(2)
Trading assets	¥—	¥1
Private equity and debt investments	0	2
Loans and receivables	2	9
Collateralized agreements(3)	2	1
Other assets(2)	7	(5)

Total	¥11	¥8

Liabilities:
Short-term borrowings(4)	¥(24)	¥47
Payables and deposits	1	0
Collateralized financing(3)	1	(2)
Long-term borrowings(4)(5)	(69)	47
Other liabilities(6)	(2)	(5)

Total	¥(93)	¥87

(1)	Includes gains and losses reported primarily within Net gain on trading and Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes unfunded written loan commitments.

As of March 31, 2021 and December 31, 2021, Nomura held an economic interest of 39.27% and 39.95% in American Century Companies, Inc., respectively. The investment is measured at fair value on a recurring basis through election of the fair value option and is reported within Other assets—Other in the consolidated balance sheets.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques using a rate which incorporates observable changes in its credit spread.

The following table presents changes in the valuation adjustment for Nomura’s own credit worthiness applied to certain financial liabilities for which the fair value option has been elected recognized in other comprehensive income during the period and cumulatively, and amounts reclassified to earnings from accumulated other comprehensive income on early settlement of such financial liabilities during the nine and three months ended December 31, 2020 and 2021.

	Billions of yen
	Nine months period ended December 31
	2020	2021
Changes recognized as a credit (debit) to other comprehensive income	¥(93)	¥17
Credit (debit) amounts reclassified to earnings	(10)	1
Cumulative credit (debit) balance recognized in accumulated other comprehensive income	(13)	5

	Billions of yen
	Three months period ended December 31
	2020	2021
Changes recognized as a credit (debit) to other comprehensive income	¥(40)	¥11
Credit (debit) amounts reclassified to earnings	1	0

As of March 31, 2021, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Loans and receivables for which the fair value option was elected was ¥219 billion less than the principal balance of such Loans and receivables. The significant portion of the principal balance is derived from receivables for the claim of the losses on the related hedges from default by the U.S. client. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Long-term borrowings for which the fair value option was elected was ¥45 billion less than the principal balance of such Long-term borrowings. There were no Loans and receivables for which the fair value option was elected that were 90 days or more past due.

As of December 31, 2021, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Loans and receivables for which the fair value option was elected was ¥322 billion less than the principal balance of such Loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Long-term borrowings for which the fair value option was elected was ¥52 billion less than the principal balance of such Long-term borrowings. The unpaid principal balance of Loans and receivables for which the fair value option was elected that were 90 days or more past due was ¥272 billion.

Investment by Investment companies

Nomura carries all of investments by investment companies under ASC 946 “Financial Services—Investment Companies” at fair value, with changes in fair value recognized through the consolidated statements of income.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, British Government (“U.K.”), Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 15% of total assets as of March 31, 2021 and 19% as of December 31, 2021.

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2021
	Japan	U.S.	EU & U.K.	Other	Total(1)
Government, agency and municipal securities	¥1,715	¥1,888	¥2,329	¥620	¥6,552

	Billions of yen
	December 31, 2021
	Japan	U.S.	EU & U.K.	Other	Total(1)
Government, agency and municipal securities	¥2,832	¥2,698	¥2,499	¥643	¥8,672

(1)

Other than above, there were ¥299 billion and ¥325 billion of government, agency and municipal securities reported within Other assets—Non-trading debt securities in the consolidated balance sheets as of March 31, 2021 and December 31 2021, respectively. These securities are primarily Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets.

The fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings.

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2021 and December 31 2021.

	Billions of yen
	March 31, 2021(1)
	Carrying value	Fair value	Fair value by level
			Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥3,510	¥3,510	¥3,510	¥—	¥—
Time deposits	281	281	—	281	—
Deposits with stock exchanges and other segregated cash	374	374	—	374	—
Loans receivable(2)	2,937	2,937	—	2,120	817
Securities purchased under agreements to resell	10,775	10,775	—	10,757	18
Securities borrowed	5,264	5,264	—	5,264	—

Total	¥23,141	¥23,141	¥3,510	¥18,796	¥835

Liabilities:
Short-term borrowings	¥1,368	¥1,368	¥—	¥1,265	¥103
Deposits received at banks	1,342	1,343	—	1,342	1
Securities sold under agreements to repurchase	13,360	13,360	—	13,360	0
Securities loaned	1,381	1,381	—	1,381	—
Other secured borrowings	393	393	—	393	—
Long-term borrowings	7,975	7,978	5	7,370	603

Total	¥25,819	¥25,823	¥5	¥25,111	¥707

	Billions of yen
	December 31, 2021(1)
	Carrying value	Fair value	Fair value by level
			Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥3,267	¥3,267	¥3,267	¥—	¥—
Time deposits	341	341	—	341	—
Deposits with stock exchanges and other segregated cash	306	306	—	306	—
Loans receivable(2)	3,306	3,306	—	2,358	948
Securities purchased under agreements to resell	12,822	12,822	—	12,806	16
Securities borrowed	5,019	5,017	—	5,017	—

Total	¥25,061	¥25,059	¥3,267	¥20,828	¥964

Liabilities:
Short-term borrowings	¥1,043	¥1,043	¥—	¥982	¥61
Deposits received at banks	1,633	1,633	—	1,632	1
Securities sold under agreements to repurchase	14,644	14,644	—	14,644	—
Securities loaned	1,413	1,412	—	1,412	—
Other secured borrowings	419	419	—	419	—
Long-term borrowings	8,913	8,926	12	8,374	540

Total	¥28,065	¥28,077	¥12	¥27,463	¥602

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for credit losses.

Assets and liabilities measured at fair value on a nonrecurring basis

In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and non-financial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

As of March 31, 2021, the equity method investment in Nomura Real Estate Holdings, Inc., one of Nomura’s affiliated companies, is measured at fair value on a nonrecurring basis. The investment that is reported within Investments in and advances to affiliated companies in the consolidated balance sheets was impaired by ¥47,661 million. The fair value used to measure the other than temporary impairment was the quoted market price as of March 31, 2021 which would be classified in Level 1 of the fair value hierarchy.

As of December 31, 2021, there were no significant amount of assets and liabilities which were measured at fair value on a nonrecurring basis.

3. Derivative instruments and hedging activities:

Nomura uses a variety of derivative financial instruments, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital market products at competitive prices.

Futures and forward contracts are commitments to either purchase or sell securities, foreign exchange contracts or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to counterparty risks.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign exchange exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify interest rate risk profile of certain financial liabilities, to manage foreign exchange risk of certain foreign currency denominated debt securities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as that associated with derivatives used for trading purposes.

Nomura designates certain derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities and foreign currency risk arising from specific foreign currency denominated debt securities. These derivatives are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value and foreign currency rates of the underlying hedged items, both at inception and throughout the life of the hedging relationship. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities and assets through the consolidated statements of income within Interest expense and Revenue—Other, respectively.

Derivative financial instruments designated as hedges of the net investment in foreign operations relate to specific subsidiaries with non-Japanese Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measurement of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Other. All other movements in fair value of highly effective hedging derivatives are reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss).

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2021 and December 31, 2021. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2021
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥13,474	¥(11,473)	¥(1,500)	¥501

	Billions of yen
	December 31, 2021
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥11,833	¥(9,928)	¥(1,441)	¥464

Derivative activities

The following tables quantify the volume of Nomura’s derivative activity as of March 31, 2021 and December 31, 2021 through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

		Billions of yen
		March 31, 2021
		Derivative assets	Derivative liabilities
	Total Notional(1)	Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥40,396	¥1,402	¥2,229
Interest rate contracts	2,524,407	9,617	9,023
Credit contracts	38,850	455	523
Foreign exchange contracts	351,662	4,511	4,402
Commodity contracts	334	1	0

Total	¥2,955,649	¥15,986	¥16,177

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,168	¥15	¥14
Foreign exchange contracts	130	5	—

Total	¥1,298	¥20	¥14

Total derivatives	¥2,956,947	¥16,006	¥16,191

		Billions of yen
		December 31, 2021
		Derivative assets	Derivative liabilities
	Total Notional(1)	Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥28,622	¥1,069	¥1,766
Interest rate contracts	3,061,291	8,539	7,906
Credit contracts	38,054	413	465
Foreign exchange contracts	387,264	3,837	3,800
Commodity contracts	321	0	0

Total	¥3,515,552	¥13,858	¥13,937

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,801	¥8	¥6
Foreign exchange contracts	138	4	0

Total	¥1,939	¥12	¥6

Total derivatives	¥3,517,491	¥13,870	¥13,943

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)

Each derivative classification includes derivatives referencing multiple risk components. For example, certain interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.

(3)

As of March 31, 2021 and December 31, 2021, the amounts reported include derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. These amounts have not been separately presented since such amounts were not significant.

Changes in fair value are recognized either through earnings or other comprehensive income depending on the purpose for which the derivatives are used.

Offsetting of derivatives

Counterparty credit risk associated with derivative financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce the risk of loss, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, Nomura may agree for such collateral to be posted to a third-party custodian under a control agreement that enables Nomura to take control of such collateral in the event of counterparty default. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which mitigate Nomura’s credit exposure to counterparties. A master netting agreement is a single agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default of the counterparty (“close-out and offsetting rights”).

For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing party or exchange. Nomura generally seeks to obtain an external legal opinion in order to ascertain the enforceability of such close-out and offsetting rights within these agreements.

For certain counterparties and /or in certain jurisdictions, Nomura may enter into derivative transactions which are not documented under a master netting agreement. Even when derivatives are documented under such agreements, Nomura may not have obtained, or may not be able to obtain evidence to determine with sufficient certainty that close-out and offsetting rights within such agreements are legally enforceable. This may be the case where the relevant local laws explicitly prohibit the enforceability of such close-out and offsetting rights, or where the local laws are complex, ambiguous or silent on the enforceability of such rights. This may include derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

Derivative assets and liabilities with the same counterparty and the related cash collateral receivables and payables documented under an enforceable master netting agreement are presented on a net basis on the consolidated balance sheets where the specific criteria defined by ASC 210-20 “Balance Shee—Offsetting” (“ASC210-20”) and ASC 815 are met.

The following table presents information about offsetting of derivatives and related collateral amounts on the consolidated balance sheets as of March 31, 2021 and December 31, 2021 by type of derivative contract, and additional amounts permitted to be offset legally by Nomura under enforceable master netting agreements, central clearing counterparties or exchange rules in the event of counterparty default but not offset on the consolidated balance sheets due to one or more of the criteria defined by ASC 210-20 and ASC 815 are not met. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability of close-out and offsetting rights are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2021		December 31, 2021
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Equity contracts
OTC settled bilaterally	¥904	¥1,439	¥697	¥1,088
Exchange-traded	498	790	372	678
Interest rate contracts
OTC settled bilaterally	8,456	7,871	7,662	6,964
OTC centrally-cleared	1,147	1,146	855	918
Exchange-traded	29	20	30	30
Credit contracts
OTC settled bilaterally	169	251	161	214
OTC centrally-cleared	282	269	251	247
Exchange-traded	4	3	1	4
Foreign exchange contracts
OTC settled bilaterally	4,516	4,402	3,841	3,800
Commodity contracts
OTC settled bilaterally	0	0	0	0
Exchange-traded	1	0	0	0

Total gross derivative balances(2)	¥16,006	¥16,191	¥13,870	¥13,943
Less: Amounts offset in the consolidated balance sheets(3)	(14,786)	(14,697)	(12,758)	(12,348)

Total net amounts reported on the face of the consolidated balance sheets(4)	¥1,220	¥1,494	¥1,112	¥1,595
Less: Additional amounts not offset in the consolidated balance sheets(5)
Financial instruments and non-cash collateral	(240)	(310)	(226)	(313)

Net amount	¥980	¥1,184	¥886	¥1,282

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)

Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2021, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥392 billion and ¥589 billion, respectively. As of December 31, 2021, the gross balance of such derivative assets and derivative liabilities was ¥297 billion and ¥539 billion, respectively.

(3)

Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2021, Nomura offset a total of ¥1,594 billion of cash collateral receivables against net derivative liabilities and ¥1,683 billion of cash collateral payables against net derivative assets. As of December 31, 2021, Nomura offset a total of ¥1,200 billion of cash collateral receivables against net derivative liabilities and ¥1,610 billion of cash collateral payables against net derivative assets.

(4)

Net derivative assets and net derivative liabilities are generally reported within Trading assets and private equity and debt investments—Trading assets and Trading liabilities, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.

(5)

Represents amounts which are not permitted to be offset on the face of the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2021, a total of ¥283 billion of cash collateral receivables and ¥572 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of December 31, 2021, a total of ¥210 billion of cash collateral receivables and ¥687 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

70

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

The following table presents amounts included in the consolidated statements of income for the nine months and three months ended December 31, 2020 and 2021 related to derivatives used for trading and non-trading purposes by type of underlying derivative contract.

	Billions of yen
	Nine months ended December 31
	2020	2021
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥47	¥(200)
Interest rate contracts	126	93
Credit contracts	(74)	10
Foreign exchange contracts	(41)	36
Commodity contracts	6	44

Total	¥64	¥(17)

	Billions of yen
	Three months ended December 31
	2020	2021
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥(43)	¥(15)
Interest rate contracts	(50)	77
Credit contracts	11	8
Foreign exchange contracts	11	10
Commodity contracts	16	11

Total	¥(55)	¥91

(1)

Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.

(2)

Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the nine and three months ended December 31, 2020 and 2021, these amounts have not been separately presented as net gains (losses) for these non-trading derivatives were not significant.

Fair value hedges

Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments. In conjunction with the abolition of LIBOR, Nomura terminated the hedging instruments that reference LIBOR and began new hedging transactions. The cancelled hedging transactions are accounted for as termination of hedge accounting.

The following table presents the carrying value of the hedged items that are currently designated in a hedging relationship and the related cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items as of March 31, 2021 and December 31, 2021.

	Billions of yen
Line items in the statement of financial position in which the hedged item is included:	Carrying amount of the hedged assets/liabilities		Cumulative gains of fair value hedging adjustment included in the carrying amount of the hedged assets/liabilities

	March 31, 2021	December 31, 2021	March 31, 2021	December 31, 2021
Long-term borrowings	¥1,164	¥1,788	¥2	¥12

Total	¥1,164	¥1,788	¥2	¥12

Hedging derivatives designated as fair value hedges are carried at fair value attributable to the hedged risk, which is recognized in the consolidated statements of income within Interest expense and Revenue-Other, respectively together with the change in fair value of the hedged items.

The cumulative amount of fair value hedging adjustments remaining for the liabilities which hedge accounting has been discontinued is ¥87 million as of March 31, 2021 and ¥137 million as of December 31, 2021.

The following table presents amounts included in the consolidated statements of income for the nine and three months ended December 31, 2020 and 2021 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Nine months ended December 31
	2020	2021
Derivatives designated as hedging instruments:
Interest rate contracts	¥6	¥(5)

Total	¥6	¥(5)

Hedged items:
Long-term borrowings	¥(6)	¥5

Total	¥(6)	¥5

	Billions of yen
	Three months ended December 31
	2020	2021
Derivatives designated as hedging instruments:
Interest rate contracts	¥7	¥(2)

Total	¥7	¥(2)

Hedged items:
Long-term borrowings	¥(7)	¥2

Total	¥(7)	¥2

Net investment hedges

Nomura designates certain foreign currency derivative contracts, as hedges of net investments in certain foreign operations with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges, except for the portion excluded from effectiveness assessment, are recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following tables presents gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the nine and three months ended December 31, 2020 and 2021.

	Billions of yen
	Nine months ended December 31
	2020	2021
Hedging instruments:
Foreign exchange contracts	¥(13)	¥5

Total	¥(13)	¥5

	Billions of yen
	Three months ended December 31
	2020	2021
Hedging instruments:
Foreign exchange contracts	¥(6)	¥3

Total	¥(6)	¥3

The portion of gains (losses) representing the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the nine and three months ended December 31, 2020 and 2021.

Derivatives containing credit risk related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2021 was ¥727 billion with related collateral pledged of ¥583 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2021 the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥2 billion.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of December 31, 2021 was ¥526 billion with related collateral pledged of ¥317 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of December 31, 2021 the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥2 billion.

Credit derivatives

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and/ or seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.

The most common type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the reference asset.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the purchase of separate credit derivative protection with identical or correlated underlyings.

Extent of these purchased credit protection contracts is quantified in the following tables under the column titled “Purchased Credit Protection.” These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposures. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased credit protection.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the written credit derivative contract. However, this is generally not a true representation of the amount Nomura will actually pay under these contracts as there are other factors that affect the likelihood and amount of any payment obligations under the contracts, including:

Probability of default: Nomura values credit derivatives taking into account of the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The notional amounts are therefore, significantly higher than Nomura’s actual exposures to these contracts as a whole.

Recovery value on the underlying asset: In the case of the occurrence of an event of default, Nomura’s liability on a written credit derivative contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset under default. While the recovery value on a defaulted asset may be minimal in certain cases, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2021 and December 31, 2021.

	Billions of yen
	March 31, 2021
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(80)	¥7,035	¥1,318	¥2,297	¥2,642	¥778	¥5,452
Credit default indices	(246)	10,235	1,271	4,065	3,989	910	7,737
Other credit risk related portfolio products	10	396	73	180	131	12	280
Credit-risk related options and swaptions	0	39	—	—	39	—	33

Total	¥(316)	¥17,705	¥2,662	¥6,542	¥6,801	¥1,700	¥13,502

	Billions of yen
	December 31, 2021
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(90)	¥6,753	¥1,217	¥2,716	¥2,149	¥671	¥5,044
Credit default indices	(223)	10,031	2,066	4,679	2,913	373	7,781
Other credit risk related portfolio products	6	452	54	332	56	10	330
Credit-risk related options and swaptions	0	75	—	—	75	—	23

Total	¥(307)	¥17,311	¥3,337	¥7,727	¥5,193	¥1,054	¥13,178

(1)

Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivative contracts.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on S&P Global Ratings (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2021
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥198	¥1,218	¥1,887	¥2,098	¥753	¥881	¥7,035
Credit default indices	114	128	1,880	6,294	1,415	404	10,235
Other credit risk related portfolio products	—	—	4	237	58	97	396
Credit-risk related options and swaptions	—	—	—	32	7	—	39

Total	¥312	¥1,346	¥3,771	¥8,661	¥2,233	¥1,382	¥17,705

	Billions of yen
	December 31, 2021
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥56	¥1,229	¥1,943	¥2,085	¥752	¥688	¥6,753
Credit default indices	25	227	3,204	4,948	1,298	329	10,031
Other credit risk related portfolio products	—	—	22	281	45	104	452
Credit-risk related options and swaptions	—	—	52	—	23	—	75

Total	¥81	¥1,456	¥5,221	¥7,314	¥2,118	¥1,121	¥17,311

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

Derivatives entered into in contemplation of sales of financial assets

Nomura enters into transactions which involve both the transfer of financial assets to a counterparty and contemporaneously enters into a separate agreement with the same counterparty through which Nomura retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. These transactions primarily include sales of securities with bilateral OTC total return swaps or other derivative agreements which are in-substance total return swaps.

These transactions are accounted for as sales of the securities with the derivative accounted for separately if the criteria for derecognition of the securities under ASC 860 are met. Where the derecognition criteria are not met, the transfer and separate derivative are accounted for as a single collateralized financing transaction which is reported within Long-term borrowings in the consolidated balance sheets.

For the year ended March 31, 2021, certain transactions which involve sales of securities and total return swaps were accounted for as sales. As of the date of transfer, the carrying amount of the securities and the amount of gross cash proceeds from the sales were ¥69,405 million and ¥69,535 million, respectively. As of March 31, 2021, the fair value of the securities derecognized by Nomura and the gross liability balances of the derivatives arising from the transactions were ¥67,773 million and ¥1,539 million respectively.

For the nine months ended December 31, 2021, certain transactions which involve primarily sales of securities and total return swaps were accounted for as sales. As of the date of transfer, the carrying amount of the securities and the amount of gross cash proceeds from the sales were ¥69,405 million and ¥69,535 million, respectively. As of December 31, 2021, the fair value of the securities derecognized by Nomura and the gross liability balances of the derivatives arising from the transactions were ¥67,646 million and ¥1,734 million, respectively.

4. Revenue from services provided to customers

Revenues by types of service

The following table presents revenue earned by Nomura from providing services to customers by relevant line item in Nomura’s consolidated statement of income for the nine and three months ended December 31, 2020 and December 31, 2021.

	Millions of yen
	Nine months ended December 31
	2020	2021
Commissions	¥274,452	¥257,095
Fees from investment banking	73,997	115,624
Asset management and portfolio service fees	169,712	201,128
Other revenue	32,787	28,988

Total	¥550,948	¥602,835

	Millions of yen
	Three months ended December 31
	2020	2021
Commissions	¥96,687	¥82,573
Fees from investment banking	36,138	46,020
Asset management and portfolio service fees	58,639	69,891
Other revenue	10,294	11,347

Total	¥201,758	¥209,831

Commissions represent revenue principally from trade execution, clearing services and distribution of fund units provided by both the Retail and Wholesale Divisions approximately equally across the divisions.

The following table shows the breakdown of Commissions for the nine and three months ended December 31, 2020 and 2021.

	Millions of yen
	Nine months ended December 31
	2020	2021
Stock Brokerage Commissions	¥189,472	¥183,221
Commissions for distributing of investment trusts	51,442	37,191
Other	33,538	36,683

Total	¥274,452	¥257,095

	Millions of yen
	Three months ended December 31
	2020	2021
Stock Brokerage Commissions	¥65,534	¥57,263
Commissions for distributing of investment trusts	18,090	11,618
Other	13,063	13,692

Total	¥96,687	¥82,573

Fees from investment banking represent revenues from financial advisory, underwriting and distribution primarily from Wholesale followed by Retail.

The following table shows the breakdown of Fees from investment banking for the nine and three months ended December 31, 2020 and 2021.

	Millions of yen
	Nine months ended December 31
	2020	2021
Equity underwriting and distribution	¥22,479	¥30,018
Bond underwriting and distribution	15,455	23,484
Financial advisory fees	25,120	44,264
Other	10,943	17,858

Total	¥73,997	¥115,624

	Millions of yen
	Three months ended December 31
	2020	2021
Equity underwriting and distribution	¥10,390	¥9,787
Bond underwriting and distribution	6,448	10,039
Financial advisory fees	13,685	17,488
Other	5,615	8,706

Total	¥36,138	¥46,020

Asset management and portfolio service fees represent revenues from asset management services primarily from the Investment Management Division followed by Retail.

The following table shows the breakdown of Asset management and portfolio service fees for the nine and three months ended December 31, 2020 and 2021.

	Millions of yen
	Nine months ended December 31
	2020	2021
Asset management fees	¥110,051	¥126,608
Administration fees	47,446	60,107
Custodial fees	12,215	14,413

Total	¥169,712	¥201,128

	Millions of yen
	Three months ended December 31
	2020	2021
Asset management fees	¥37,215	¥44,029
Administration fees	17,238	20,841
Custodial fees	4,186	5,021

Total	¥58,639	¥69,891

The following table presents summary information regarding the key methodologies, assumptions and judgments used in recognizing revenue for each of the primary types of service provided to customers, including the nature of underlying performance obligations within each type of service and whether those performance obligations are satisfied at a point in time or over a period of time. For performance obligations recognized over time, information is also provided to explain the nature of the input or output method used to recognize revenue over time.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Trade execution, clearing services and distribution of fund units	• Buying and selling of securities on behalf of customers • Distribution of fund units • Clearing of securities and derivatives on behalf of customers

•  Trade execution and clearing commissions recognized at a point in time, namely trade date.

•  Distribution fees are recognized at a point in time when the fund units have been sold to third party investors.

•  Commissions recognized net of soft dollar credits provided to customers where Nomura is acting as agent in providing investment research and similar services to the customer.

Financial advisory services

•  Provision of financial advice to customers in connection with a specific forecasted transaction or transactions such as mergers and acquisitions

•  Provision of financial advice not in connection with a specific forecasted transaction or transactions such as general corporate intelligence and similar research

•  Issuance of fairness opinions

•  Structuring complex financial instruments for customers

•  Fees contingent on the success of an underlying transaction are variable consideration recognized when the underlying transaction has been completed since only at such point is it probable that a significant reversal of revenue will not occur.

•  Retainer and milestone fees are recognized either over the period to which they relate or are deferred until consummation of the underlying transaction depending on whether the underlying performance obligation is satisfied at a point in time or over time.

•  Judgment is required to make this determination with factors influencing this determination including, but not limited to, whether the fee is in connection with an engagement designed to achieve a specific transaction or outcome for the customer (such as the purchase or sale of a business), the nature and extent of benefit to be provided to the customer prior to, and in addition to such specific transaction or outcome and the fee structure for the engagement.

•  Retainer and milestone fees recognized over time are normally recognized on a straight-line basis over the term of the contract based on time elapsed.

Underwriting and syndication services

•  Underwriting of debt, equity and other financial instruments on behalf of customers

•  Distributing securities on behalf of issuers

•  Arranging loan financing for customers

•  Syndicating loan financing on behalf of customer

•  Underwriting and syndication revenues recognized at a point in time when the underlying transaction is complete.

•  Commitment fees where drawn down of the facility is deemed remote recognized on a straight-line basis over the life of the facility based on time elapsed.

•  Underwriting and syndication costs recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and significant judgments
Asset management services	• Management of funds, investment trusts and other investment vehicles • Provision of investment advisory services • Providing custodial and administrative services to customers

•  Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally recognized on a straight-line basis based on time elapsed.

•  Performance-based fees are variable consideration recognized when the performance metric has been determined since only at such point is it probable that a significant reversal of revenue will not occur.

•  Custodial and administrative fees recognized on a straightline basis over time based on time elapsed.

Where revenue is recognized at a point on time, payments of fees are typically received at the same time as when the performance obligation is satisfied, or within several days or months after satisfying a performance obligation. In relation to revenue recognized over time, payments of fees are typically received every month, three months or six months.

The underlying contracts entered into by Nomura in order to provide the services described above typically do not have significant financing components within the contracts either provided to or from Nomura. If such components did exist in a contract, Nomura has made an accounting policy permitted by ASC 606 “Revenue from Contracts with Customers” (“ASC 606”) not to adjust for the effects of a significant financing component where the financing is effectively for a period of one year or less. Such contracts also typically do not contain rights of return or similar features for the customer.

Customer contract balances

When Nomura or the customer performs in accordance with the terms of a customer contract, a contract asset, customer contract receivable or contract liability is recognized in Nomura’s consolidated balance sheet.

A contract asset represents accrued revenue recognized by Nomura for completing or partially completing a performance obligation, namely a right of Nomura to receive consideration for providing the service to the customer, which is conditioned on something other than the passage of time. A customer contract receivable is an unconditional right of Nomura to receive consideration in exchange for providing the service. Both contract assets and customer contract receivables are reported in Receivables from Customers within Nomura’s consolidated balance sheet. A contract liability is any liability recognized in connection with a customer contract, including obligations to provide refunds and obligations to provide a service in the future for which consideration has already been received or is due to be received. Contract liabilities are reported in Payables to Customers within Nomura’s consolidated balance sheet.

The following table presents the balances of customer contract receivables and contract liabilities in scope of ASC 606. The amount of contract assets as of March 31, 2021 and December 31, 2021 was immaterial.

	Millions of yen
	March 31, 2021	December 31, 2021
Customer contract receivables	¥85,205	¥90,013
Customer contract liabilities(1)	3,497	3,588

(1)	Contract liabilities primarily rise from investment advisory services and recognized in connection with the term of the contract based on time elapsed.

The balance of contract liabilities as of March 31, 2020 and 2021 were recognized as revenue for the nine months ended December 31, 2020 and 2021, respectively.

Nomura recognized ¥830 million and ¥292 million of revenue from performance obligations satisfied in previous periods for the nine months ended December 31, 2020 and the three months ended December 31, 2020, respectively. Nomura recognized ¥7,818 million and ¥1,888 million of revenue from performance obligations satisfied in previous periods for the nine months ended December 31, 2021 and the three months ended December 31, 2021, respectively.

Transaction price allocated to the remaining performance obligations

Nomura retains significant transactions for which individual estimated contract period exceeds one year. Transaction price allocated to the remaining performance obligations is ¥1,187 million as of March 31, 2021 and ¥1,569 million as of December 31, 2021.

As permitted by ASC 606, Nomura has chosen not to disclose information about remaining performance obligations that have original expected durations of one year or less as of March 31, 2021 and December 31, 2021. These amounts are not included in the above. In addition, considerations arising from contracts with customers do not comprise any significant amount that is not included in transaction price.

Customer contract costs

As permitted by ASC 340 “Other Assets and Deferred Costs”, Nomura has elected to expense all costs to obtain customer contracts where such amounts would be otherwise expensed within one year or less. As a result, the amount of deferred costs to obtain or fulfill customer contracts as of March 31, 2021 and December 31, 2021 were not significant.

5. Collateralized transactions:

Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, other secured borrowings and similar transactions mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements.

Reverse repurchase agreements, repurchase agreements, securities borrowing transactions and securities lending transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain centrally-cleared reverse repurchase and repurchase agreements, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing counterparty. In order to support the enforceability of the close-out and offsetting rights within these agreements, Nomura generally seeks to obtain an external legal opinion.

For certain types of counterparty and in certain jurisdictions, Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions which are not documented under a master netting agreement. Similarly, even when these transactions are documented under such agreements, Nomura may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that the close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

In all of these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, Nomura is permitted to use the securities received to enter into repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties. In repurchase and reverse repurchase agreements, the value of collateral typically exceeds the amount of cash transferred. Collateral is generally in the form of securities. Securities borrowing transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities either received from or provided to the counterparty. Additional cash or securities are exchanged as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.

Offsetting of certain collateralized transactions

Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out and offsetting rights under the master netting agreement.

The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2021 and December 31, 2021, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

	Billions of yen
	March 31, 2021
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥31,568	¥5,241	¥34,154	¥1,781
Less: Amounts offset in the consolidated balance sheets(2)	(20,793)	—	(20,794)	—

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥10,775	¥5,241	¥13,360	¥1,781

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(9,390)	(3,211)	(9,448)	(1,488)
Cash collateral	(1)	—	(1)	—

Net amount	¥1,384	¥2,030	¥3,911	¥293

	Billions of yen
	December 31, 2021
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥32,565	¥5,016	¥34,386	¥1,547
Less: Amounts offset in the consolidated balance sheets(2)	(19,743)	—	(19,742)	—

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥12,822	¥5,016	¥14,644	¥1,547

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(10,939)	(3,222)	(10,952)	(1,284)
Cash collateral	(4)	—	(2)	—

Net amount	¥1,879	¥1,794	¥3,690	¥263

(1)

Includes all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2021, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥480 billion and ¥2,653 billion, respectively. As of March 31, 2021, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,947 billion and ¥213 billion, respectively. As of December 31, 2021, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥482 billion and ¥2,458 billion, respectively. As of December 31, 2021, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,680 billion and ¥223 billion, respectively.

(2)

Represents amounts offset through counterparty netting under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at fair value through election of the fair value option.

(3)

Reverse repurchase agreements and securities borrowing transactions are reported within Collateralized agreements—Securities purchased under agreements to resell and Collateralized agreements—Securities borrowed in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets.

(4)

Represents amounts which are not permitted to be offset on the face of the balance sheet in accordance with ASC 210-20 but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

Maturity analysis of repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2021 and December 31, 2021. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2021
	Overnight and open(1)		Up to 30 days		30 – 90 days		90 days – 1 year		Greater than 1 year		Total
Repurchase agreements		¥13,837		¥16,452		¥1,991		¥1,590		¥284		¥34,154
Securities lending transactions		872		351		291		266		1		1,781

Total gross recognized liabilities(2)		¥14,709		¥16,803		¥2,282		¥1,856		¥285		¥35,935

	Billions of yen
	December 31, 2021
	Overnight and open(1)		Up to 30 days		30 – 90 days		90 days – 1 year		Greater than 1 year		Total
Repurchase agreements		¥14,723		¥16,393		¥2,117		¥689		¥464		¥34,386
Securities lending transactions		943		191		115		261		37		1,547

Total gross recognized liabilities(2)		¥15,666		¥16,584		¥2,232		¥950		¥501		¥35,933

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
(2)

Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Securities transferred in repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities transferred by Nomura to counterparties as of March 31, 2021 and December 31, 2021. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2021
	Repurchase agreements		Securities lending transactions		Total
Equities and convertible securities		¥724		¥1,600		¥2,324
Japanese government, agency and municipal securities		1,168		0		1,168
Foreign government, agency and municipal securities		27,531		8		27,539
Bank and corporate debt securities		1,926		117		2,043
Commercial mortgage-backed securities (“CMBS”)		6		—		6
Residential mortgage-backed securities (“RMBS”)(1)		2,532		—		2,532
Collateralized debt obligations (“CDOs”) and other		223		—		223
Investment trust funds and other		44		56		100

Total gross recognized liabilities(2)		¥34,154		¥1,781		¥35,935

	Billions of yen
	December 31, 2021
	Repurchase agreements		Securities lending transactions		Total
Equities and convertible securities		¥632		¥1,312		¥1,944
Japanese government, agency and municipal securities		470		0		470
Foreign government, agency and municipal securities		29,067		18		29,085
Bank and corporate debt securities		2,175		128		2,303
Commercial mortgage-backed securities (“CMBS”)		1		—		1
Residential mortgage-backed securities (“RMBS”)(1)		1,835		—		1,835
Collateralized debt obligations (“CDOs”) and other		184		—		184
Investment trust funds and other		22		89		111

Total gross recognized liabilities(2)		¥34,386		¥1,547		¥35,933

(1)	Includes ¥2,170 billion as of March 31, 2021 and ¥1,471 billion as of December 31, 2021 of U.S. government sponsored agency mortgage pass-through securities and collateralized mortgage obligations.
(2)

Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Collateral received by Nomura

The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2021 and December 31, 2021.

	Billions of yen
	March 31, 2021	December 31, 2021
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥50,466	¥52,301
The portion of the above that has been sold (reported within Trading liabilities in the consolidated balance sheets) or repledged	38,342	38,953

Collateral pledged by Nomura

Nomura pledges firm-owned securities to collateralize repurchase transactions, other secured financings and derivative transactions. Pledged securities that can be sold or repledged by the transferee, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets and Non-trading debt securities in the consolidated balance sheets.

The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them by type of asset as of March 31, 2021 and December 31, 2021.

	Millions of yen
	March 31, 2021		December 31, 2021
Trading assets:
Equities and convertible securities		¥239,393		¥596,554
Government and government agency securities		1,064,164		1,391,366
Bank and corporate debt securities		32,262		36,349
Residential mortgage-backed securities (“RMBS”)		1,790,395		853,853
Collateralized debt obligations (“CDOs”) and other(1)		32,081		17,902
Investment trust funds and other		43,805		20,223

		¥3,202,100		¥2,916,247

Non-trading debt securities		¥115,659		¥153,118
Investments in and advances to affiliated companies		¥4,136		¥12,450

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.

The following table presents the carrying amount of financial and non-financial assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2021 and December 31, 2021.

	Millions of yen
	March 31, 2021		December 31, 2021
Loans and receivables		¥114,051		¥222,455
Trading assets and private equity and debt		1,344,361		1,515,257
Office buildings, land, equipment and facilities		5,076		4,902
Non-trading debt securities		1,047		—
Other		5,823		791

		¥1,470,358		¥1,743,405

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs, trading balances of secured borrowings, and derivative transactions.

6. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue—Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the nine and three months ended December 31, 2020, Nomura received cash proceeds from SPEs in new securitizations of ¥256 billion and ¥72 billion, respectively, and the associated gain on sale was ¥15 billion and ¥5 billion, respectively. For the nine and three months ended December 31, 2021, Nomura received cash proceeds from SPEs in new securitizations of ¥316 billion and ¥119 billion, respectively, and the associated gain on sale was ¥9 billion and ¥0 billion, respectively. For the nine and three months ended December 31, 2020, Nomura received debt securities issued by these SPEs with an initial fair value of ¥2,171 billion and ¥901 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥2,022 billion and ¥814 billion, respectively. For the nine and three months ended December 31, 2021, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,586 billion and ¥415 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥1,483 billion and ¥383 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥5,323 billion and ¥5,475 billion as of March 31, 2021 and December 31, 2021, respectively. Nomura’s retained interests were ¥160 billion and ¥133 billion, as of March 31, 2021 and December 31, 2021, respectively. For the nine and three months ended December 31, 2020, Nomura received cash flows of ¥18 billion and ¥8 billion, respectively, from the SPEs on the retained interests held in the SPEs. For the nine and three months ended December 31, 2021, Nomura received cash flows of ¥30 billion and ¥11 billion, respectively, from the SPEs on the retained interests held in the SPEs.

Nomura did not provide financial support to SPEs beyond its contractual obligations as of March 31, 2021 and December 31, 2021.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2021
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥154	¥—	¥154	¥154	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	6	6	0	6

Total	¥—	¥154	¥6	¥160	¥154	¥6

	Billions of yen
	December 31, 2021
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥125	¥—	¥125	¥125	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	8	8	2	6

Total	¥—	¥125	¥8	¥133	¥127	¥6

As of December 31, 2021, predominantly all of the retained interests held by Nomura were valued using observable prices. The initial fair value of these retained interests are mostly level 2 in the fair value hierarchy.

The following table presents the type and carrying value of financial assets included within Trading assets and Loans receivable which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions and generally reported within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31, 2021	December 31, 2021
Assets
Trading assets
Foreign government, agency and municipal securities	¥—	¥2
Loans for trading purposes	106	4
Loans receivable	—	189

Total	¥106	¥195

Liabilities
Long-term borrowings	¥106	¥195

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.

If Nomura has an interest in a VIE that provides Nomura with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses that could be significant to the VIE, Nomura is the primary beneficiary of the VIE and must consolidate the entity, provided that Nomura does not meet separate tests confirming that it is acting as a fiduciary for other interest holders. Nomura’s consolidated VIEs include those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary.

The power to make the most significant decisions may take a number of different forms in different types of VIEs. For transactions such as securitizations, investment funds, and CDOs, Nomura considers collateral management and servicing to represent the power to make the most significant decisions. Accordingly, Nomura does not consolidate such types of VIEs for which it does not act as collateral manager or servicer unless Nomura has the right to replace the collateral manager or servicer or to require liquidation of the entity.

For many transactions, such as where VIEs are used for re-securitizations of residential mortgage-backed securities, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the VIE. In these cases, Nomura focuses its analysis on decisions made prior to the initial closing of the transaction, and considers factors such as the nature of the underlying assets held by the VIE, the involvement of third party investors in the design of the VIE, the size of initial third party investment and the amount and level of any subordination of beneficial interests issued by the VIE which will be held by Nomura and third party investors. Nomura has sponsored numerous re-securitization transactions and in many cases has determined that it is not the primary beneficiary on the basis that control over the most significant decisions relating to these entities are shared with third party investors. In some cases, however, Nomura has consolidated such VIEs, for example, where it was determined that third party investors were not involved in the design of the VIEs, including where the size of third party investment was not significant at inception of the transaction.

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements. Most of these assets and liabilities are related to consolidated SPEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31, 2021	December 31, 2021
Consolidated VIE assets
Cash and cash equivalents	¥13	¥21
Trading assets
Equities	524	619
Debt securities	414	453
CMBS and RMBS	20	20
Investment trust funds and other	4	—
Derivatives	1	1
Private equity and debt investments	21	19
Office buildings, land, equipment and facilities	51	39
Other	26	156

Total	¥1,074	¥1,328

Consolidated VIE liabilities
Trading liabilities
Derivatives	¥2	¥0
Borrowings
Short-term borrowings	74	120
Long-term borrowings	763	841
Other	2	3

Total	¥841	¥964

Nomura continuously reassesses its initial evaluation of whether it is the primary beneficiary of a VIE based on current facts and circumstances as long as it has any continuing involvement with the VIE. This determination is based upon an analysis of the design of the VIE, including the VIE’s structure and activities, the power to make significant economic decisions held by Nomura and by other parties, and the variable interests owned by Nomura and other parties.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets and the amount of commitments and financial guarantees.

	Billions of yen
	March 31, 2021
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥30	¥—	¥30
Debt securities	60	—	60
CMBS and RMBS	2,362	—	2,362
Investment trust funds and other	195	—	195
Private equity and debt investments	3	—	3
Loans	556	—	556
Other	19	—	19
Commitments to extend credit and other guarantees	—	—	110

Total	¥3,225	¥—	¥3,335

	Billions of yen
	December 31, 2021
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥37	¥—	¥37
Debt securities	58	—	58
CMBS and RMBS	1,753	—	1,753
Investment trust funds and other	157	—	157
Private equity and debt investments	20	—	20
Loans	825	—	825
Other	18	—	18
Commitments to extend credit and other guarantees	—	—	119

Total	¥2,868	¥—	¥2,987

7. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of loan receivables, loan commitments and collateralized agreements such as reverse repurchase agreements and securities borrowing transactions. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets at fair value or on amortized cost basis and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

The carrying value of financing receivables measured on an amortized cost basis as of December 31, 2021 is adjusted for an allowance for current expected credit losses (“CECL”) defined by ASC 326 “Financial Instruments—Credit Losses” (“ASC 326”). Allowances for CECL against recognized financial instruments are reported in the consolidated balance sheets within Allowance for credit losses.

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements reported as Securities purchased under agreements to resell and securities borrowing transactions reported as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers, or borrowing these securities with cash and non-cash collateral. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Except for those where we apply fair value options, reverse repurchase agreements are generally recognized in the consolidated balance sheets at the amount for which the securities were originally acquired with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. Allowances for current expected credit losses against collateralized agreements are not significant because of our application of practical expedients permitted by ASC 326 based on the collateralization requirements and ongoing monitoring of the collateral levels and the short expected life of the financial instruments.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks include both retail and commercial secured and traditional unsecured loans mainly extended by Nomura Trust & Banking Co., Ltd. For both retail and commercial loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. For unsecured commercial loans, Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high or good credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are margin loans provided to clients in connection with securities brokerage business in retail and wealth management services. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable collateral securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional margin calls in order to maintain a specified ratio of loan-to-value (“LTV”) ratio. These clients are required and reasonably expected to continue to replenish the amount of collateral. For these reasons, the risk to Nomura of providing these loans is limited.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is limited as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.

Corporate loans are primarily commercial loans provided to corporate clients except loan at banks. Corporate loans include loans secured by real estate or securities, unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks.

The following tables present a summary of loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets by portfolio segment.

	Millions of yen
	March 31, 2021
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥605,200	¥—	¥605,200
Short-term secured margin loans	436,221	—	436,221
Inter-bank money market loans	1,289	—	1,289
Corporate loans	1,082,239	818,523	1,900,762

Total loans receivable	¥2,124,949	¥818,523	¥2,943,472

Advances to affiliated companies	1,000	—	1,000

Total	¥2,125,949	¥818,523	¥2,944,472

	Millions of yen
	December 31, 2021
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥656,327	¥—	¥656,327
Short-term secured margin loans	474,749	—	474,749
Inter-bank money market loans	61,089	—	61,089
Corporate loans	1,123,989	1,050,799	2,174,788

Total loans receivable	¥2,316,154	¥1,050,799	¥3,366,953

Advances to affiliated companies	1,000	—	1,000

Total	¥2,317,154	¥1,050,799	¥3,367,953

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

There were no significant purchases nor sales of loans receivable during the nine months ended December 31, 2020. There were no significant reclassifications of loans receivable to trading assets during the same period.

There were no significant purchases nor sales of loans receivable during the nine months ended December 31, 2021. There were no significant reclassifications of loans receivable to trading assets during the same period.

Allowance for current expected credit losses

Management has established an allowance for current expected credit losses using the CECL impairment model against the following types of financial instruments, including financing receivables, which are not measured at fair value on a recurring basis, to reflect the net amount Nomura expects to collect:

•	Loans and written unfunded loan commitments;

•	Deposits;

•	Collateralized agreements such as reverse repos and securities borrowing transactions;

•	Customer contract assets and receivables; and

•	Other receivables including margin receivables, security deposits, default fund contributions to central clearing counterparties reinsurance and net investments in finance leases.

Current expected credit losses for an individual or portfolio of financial instrument are measured at each Nomura reporting date based on expected credit losses over the remaining expected life of the financial instruments that consider forecast of future economic conditions in addition to information about past events and current conditions. Key macroeconomic inputs to our weighted average forecasts of three years include GDP and credit spreads.

The risk of loss is considered, even when that risk of loss is remote. While management has based its estimate of the allowance for current expected credit losses on the best information available, future adjustments to the allowance may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Nomura has elected to exclude accrued interest receivable from the amortized cost basis of financial instruments used to measure expected credit losses. The amount of accrued interest receivable as of December 31, 2021 was not significant.

The methodology used by Nomura to determine allowances for current expected credit losses in accordance with the CECL impairment model primarily depends on the nature of the financial instrument and whether certain practical expedients permitted by ASC 326 are applied by Nomura.

Financial instruments subject to the CECL impairment model are charged off when Nomura has deemed the loan or receivable as uncollectible, namely management believes there is no reasonable expectation of collecting future contractual cash flows and all commercially reasonable means of recovering outstanding principle and interest balances have been exhausted.

The following table summarizes the methodology used for each significant type of financial instrument subject to the CECL impairment model and the key assumptions used which have impacted the measurement of current expected credit losses during the year ended December 31, 2021.

Financial instrument	Methodology to determine current expected credit losses
Loans, written loan commitments and certain deposits

•   Full loss rate model developed by Nomura’s Risk department.

•   Measures expected credit losses based on probability of default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) inputs.

•   PD inputs incorporate forward-looking scenarios used by Nomura for internal risk management and capital purposes.

•   Immediate reversion method used for periods beyond which reasonable and supportable forecast is not available.

•   For financial instruments which have defaulted or are probable of defaulting, expected credit losses measured using discounted cash flow analyses or, where the financial instrument is collateral dependent, based on any shortfall of fair value of the underlying collateral.

Collateralized agreements, short-term secured margin loans and cash prime brokerage loans

•   For reverse repos and short-term secured margin loans and cash prime brokerage loans where frequent margining is required and the counterparty has ability to replenish margin, as permitted by a practical expedient provided by ASC 326 expected credit losses are limited to difference between carrying value of the reverse repo or margin loan and fair value of underlying collateral.

•   Securities borrowing transactions typically have very short expected lives and are collateralized and therefore expected credit losses are generally determined qualitatively to be insignificant based on historical experience and consistent monitoring of collateral.

Customer contract assets and receivables

•   Expected credit losses typically based on ageing analysis where loss rates are applied to the carrying value based on historical experience, the current economic climate and specific information about the ability of the client to pay.

The following table presents changes in the allowance for current expected credit losses for the nine and three months ended December 31, 2020 and 2021 as determined using the CECL impairment model defined by ASC 326.

	Millions of yen
	Nine months ended December 31, 2020
	Allowance for current expected credit losses				Allowance for receivables other than loans(2)	Total allowance for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance prior to CECL adoption	¥1,564	¥352	¥7,944	¥9,860	¥3,152	¥13,012
Impact of CECL adoption(1)	232	—	1,738	1,970	2	1,972
Opening balance after CECL adoption	1,796	352	9,682	11,830	3,154	14,984
Provision for credit losses	(232)	—	(3,671)	(3,903)	1,053	(2,850)
Charge-offs	(318)	(360)	0	(678)	(1,304)	(1,982)
Other(4)	—	8	(326)	(318)	(18)	(336)

Ending balance	¥1,246	¥—	¥5,685	¥6,931	¥2,885	¥9,816

	Millions of yen
	Nine months ended December 31, 2021
	Allowance for current expected credit losses				Allowance for receivables other than loans(2)	Total allowance for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥1,282	¥—	¥47,985	¥49,267	¥4,517	¥53,784
Provision for losses(3)	170	—	9,726	9,896	115	10,011
Charge-offs	—	—	(19)	(19)	(85)	(104)
Other(4)	(9)	—	1,855	1,846	(1,829)	17

Ending balance	¥1,443	¥—	¥59,547	¥60,990	¥2,718	¥63,708

	Millions of yen
	Three months ended December 31, 2020
	Allowance for current expected credit losses				Allowance for receivables other than loans(2)	Total allowance for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥1,246	¥—	¥7,213	¥8,459	¥2,897	¥11,356
Provision for losses	—	—	(1,427)	(1,427)	(25)	(1,452)
Charge-offs	—	(1)	0	(1)	11	10
Other(4)	—	1	(101)	(100)	2	(98)

Ending balance	¥1,246	¥—	¥5,685	¥6,931	¥2,885	¥9,816

	Millions of yen
	Three months ended December 31, 2021
	Allowance for current expected credit losses				Allowance for receivables other than loans(2)	Total allowance for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥1,443	¥—	¥57,610	¥59,053	¥2,658	¥61,711
Provision for losses	170	—	801	971	38	1,009
Charge-offs	—	—	(2)	(2)	(23)	(25)
Other(4)	(170)	—	1,138	968	45	1,013

Ending balance	¥1,443	¥—	¥59,547	¥60,990	¥2,718	¥63,708

(1)	The balance recognized on April 1, 2020 on adoption of ASC 326.
(2)	Includes collateralized agreements, customer contract assets and receivables and other receivables.
(3)	As of December 31, 2021, following the default by the U.S. client an additional allowance for current expected credit losses of ¥9,289 million was taken on the loans with the client.
(4)	Includes recoveries collected and the effect of foreign exchange movements.

Troubled debt restructurings

In the ordinary course of business, Nomura may choose to restructure a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. A troubled debt restructuring (“TDR”) occurs when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.

Expected credit losses for a loan being restructured under a TDR which only involve modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is typically determined using a discounted cash flow analysis. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.

Discussions continue with various borrowers to modify the existing contractual terms of certain loans. These modifications where the borrower is deemed to be in financial difficulty and Nomura has, or expects to, grant a financial concession would typically be accounted for and reported as a TDR.

The amounts of TDRs which occurred during the nine months ended December 31, 2020 and 2021 were not significant.

Nonaccrual and past due loans

Loans are placed on a nonaccrual status if interest is deemed uncollectible. Nomura policy is to define interest as being uncollectible if the borrower is determined to be in financial difficulty or an interest or principal payment on the loans is 90 days or more past due.

Where a loan is placed on a nonaccrual status, any accrued but unpaid interest receivable reversed and no further accrual of interest is permitted. Interest income is subsequent recognized when a cash payment is received from the borrower using the cash basis method.

Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e. all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of March 31, 2021, there were ¥204,404 million of loans which were placed on a nonaccrual status, primarily secured corporate loans. Nomura uses, as a practical expedient, the fair value of the collateral when determining the allowance for current expected credit losses, for which repayment is expected to be provided substantially through the operation or sale of the collateral. Of the corporate loans on nonaccrual status, these loans relate to U.S. client as of March 31, 2021 causing an increase of an allowance for current expected credit losses of ¥41,561 million to be recorded. The amount of loans which were 90 days past due was not significant.

As of December 31, 2021, there were ¥59,393 million of loans which were placed on a nonaccrual status, primarily secured corporate loans. Of the corporate loans on a nonaccrual status, these loans relate to U.S. client as of December 31, 2021 causing an increase of an allowance for current expected credit losses of ¥9,289 million to be recorded in three months ended June 30, 2021. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.

Credit quality indicators

Nomura is exposed to credit risks deriving from a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the obligor. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of obligor’s creditworthiness.

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries by years of origination as of March 31 and December 31, 2021.

	Millions of yen
	March 31, 2021
	2021	2020	2019	2018	2017	2016 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥54,179	¥115,003	¥17,106	¥12,450	¥4,240	¥17,634	¥—	¥220,612
BB-CCC	75,680	115,131	3,864	2,324	—	5,484	—	202,483
CC-D	—	—	—	—	—	—	—	—
Others(1)	—	61,185	—	—	—	—	—	61,185

Total secured loans at banks	¥129,859	¥291,319	¥20,970	¥14,774	¥4,240	¥23,118	¥—	¥484,280

Unsecured loans at banks:
AAA-BBB	¥9,101	¥22,955	¥27,863	¥17,563	¥8,484	¥34,719	¥—	¥120,685
BB-CCC	—	—	235	—	—	—	—	235
CC-D	—	—	—	—	—	—	—	—
Others(1)	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥9,101	¥22,955	¥28,098	¥17,563	¥8,484	¥34,719	¥—	¥120,920

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others(1)	170,514	141	—	—	—	—	265,566	436,221

Total short-term secured margin loans	¥170,514	¥141	¥—	¥—	¥—	¥—	¥265,566	¥436,221

Unsecured inter-bank money market loans:
AAA-BBB	¥1,289	¥—	¥—	¥—	¥—	¥—	¥—	¥1,289
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others(1)	—	—	—	—	—	—	—	—

Total unsecured inter-bank money market loans	¥1,289	¥—	¥—	¥—	¥—	¥—	¥—	¥1,289

Secured corporate loans:
AAA-BBB	¥33,965	¥261,182	¥45,880	¥9,817	¥6,406	¥27,672	¥97	¥385,019
BB-CCC	20,093	102,941	34,435	29,869	13,067	17,573	173,178	391,156
CC-D(2)	197,859	—	—	—	—	—	—	197,859
Others(1)	—	39	40	11	30	4,697	428	5,245

Total secured corporate loans	¥251,917	¥364,162	¥80,355	¥39,697	¥19,503	¥49,942	¥173,703	¥979,279

Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	84	—	450	—	—	—	—	534
CC-D	—	—	—	—	—	—	—	—
Others(1)	1	191	8	97,212	—	5,014	—	102,426

Total unsecured corporate loans	¥85	¥191	¥458	¥97,212	¥—	¥5,014	¥—	¥102,960

Advances to affiliated companies
AAA-BBB	¥1,000	¥—	¥—	¥—	¥—	¥—	¥—	¥1,000
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others(1)	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥1,000	¥—	¥—	¥—	¥—	¥—	¥—	¥1,000

Total	¥563,765	¥678,768	¥129,881	¥169,246	¥32,227	¥112,793	¥439,269	¥2,125,949

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.
(2)	Includes loans of ¥197,859 million in relation to the U.S. prime brokerage event.

	Millions of yen
	December 31, 2021
	2021	2020	2019	2018	2017	2016 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥190,165	¥8,325	¥17,115	¥9,339	¥4,070	¥14,926	¥—	¥243,940
BB-CCC	223,332	1,707	3,127	552	—	4,274	—	232,992
CC-D	—	—	—	—	—	—	—	—
Others(1)	76,960	—	—	—	—	—	—	76,960

Total secured loans at banks	¥490,457	¥10,032	¥20,242	¥9,891	¥4,070	¥19,200	¥—	¥553,892

Unsecured loans at banks:
AAA-BBB	¥23,444	¥12,509	¥22,163	¥14,752	¥4,584	¥24,983	¥—	¥102,435
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others(1)	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥23,444	¥12,509	¥22,163	¥14,752	¥4,584	¥24,983	¥—	¥102,435

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others(1)	191,248	—	—	—	—	—	283,501	474,749

Total short-term secured margin loans	¥191,248	¥—	¥—	¥—	¥—	¥—	¥283,501	¥474,749

Unsecured inter-bank money market loans:
AAA-BBB	¥61,089	¥—	¥—	¥—	¥—	¥—	¥—	¥61,089
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others(1)	—	—	—	—	—	—	—	—

Total unsecured inter-bank money market loans	¥61,089	¥—	¥—	¥—	¥—	¥—	¥—	¥61,089

Secured corporate loans:
AAA-BBB	¥57,519	¥149,566	¥78,194	¥12,499	¥—	¥32,049	¥9,354	¥339,181
BB-CCC	252,808	28,095	64,223	81,139	7,755	18,672	149,373	602,065
CC-D(2)	54,829	—	—	—	—	—	—	54,829
Others(1)	322	37	26	10	27	73	1	496

Total secured corporate loans	¥365,478	¥177,698	¥142,443	¥93,648	¥7,782	¥50,794	¥158,728	¥996,571

Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	760	—	2,732	—	—	—	—	3,492
CC-D	—	—	—	—	—	—	—	—
Others(1)	20,018	180	—	103,723	—	5	—	123,926

Total unsecured corporate loans	¥20,778	¥180	¥2,732	¥103,723	¥—	¥5	¥—	¥127,418

Advances to affiliated companies
AAA-BBB	¥1,000	¥—	¥—	¥—	¥—	¥—	¥—	¥1,000
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others(1)	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥1,000	¥—	¥—	¥—	¥—	¥—	¥—	¥1,000

Total	¥1,153,494	¥200,419	¥187,580	¥222,014	¥16,436	¥94,982	¥442,229	¥2,317,154

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.
(2)	Includes loans of ¥54,829 million in relation to the U.S. prime brokerage event.

The following table presents a definition of each of the internal ratings used in the Nomura Group.

Rating Range	Definition
AAA	Highest credit quality. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA range’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but above that of ‘AAA range.’

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range.’

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range.’

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range.’

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default—more than that of ‘BB range.’

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default – more than that of ‘B range.’

CC	An obligor or facility is currently highly vulnerable to nonpayment (default category).

C	An obligor or facility is currently extremely vulnerable to nonpayment (default category).

D	Failure of an obligor to make payments in full and on time of any financial obligations, markedly disadvantageous modification to a contractual term compared with the existing obligation, bankruptcy filings, administration, receivership, liquidation or other winding-up or cessation of business of an obligor or other similar situations.

Nomura reviews internal ratings at least once a year by using available credit information of obligors including financial statements and other information. Internal ratings are also reviewed more frequently for high-risk obligors or problematic exposures and any significant credit event of obligors will trigger an immediate credit review process.

8. Leases:

Nomura as lessor

Nomura leases office buildings and aircrafts in Japan and overseas either as head lessor or through subleases. These leases and subleases are primarily classified as operating leases. The related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets—Office buildings, land, equipment and facilities.

The following table presents the types of assets which Nomura leases under operating leases as of March 31, 2021 and December 31, 2021.

	Millions of yen
	March 31, 2021			December 31, 2021
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥354	¥(288)	¥66	¥354	¥(291)	¥63
Aircraft	39,736	(1,382)	38,354	41,748	(2,507)	39,241

Total	¥40,090	¥(1,670)	¥38,420	¥42,102	¥(2,798)	¥39,304

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate utilized by Nomura.

Nomura recognized lease income of ¥1,239 million and ¥513 million for the nine and three months ended December 31, 2020, respectively, and ¥2,949 million and ¥1,022 million for the nine and three months ended December 31, 2021, respectively. These are included in the consolidated statements of income within Revenue—Other.

The following table presents an analysis of future undiscounted lease payments to be received in connection with noncancellable operating leases entered into by Nomura as lessor over the remaining lease term as of December 31, 2021. Amounts in connection with finance leases were not significant.

Millions of yen
December 31, 2021
Minimum lease payments to be received
Years of receipt
Less than 1 year	¥3,450
1 to 2 years	3,127
2 to 3 years	3,127
3 to 4 years	3,127
4 to 5 years	3,127
More than 5 years	17,345

Total	¥33,303

9. Business combinations:

On April 1, 2021, Nomura acquired 100% of Greentech Capital, LLC (“Greentech”), a leading M&A advisory boutique in sustainable technology and infrastructure in the United States. The acquisition of Greentech comprises an initial cash payment and additional contingent payments based on future performance of the company. The transaction has been accounted for as a business combination under ASC 805 “Business combinations” and consideration for the purchase as used to determine goodwill was ¥12,389 million which includes the estimated fair value of contingent payments accounted for as contingent consideration on acquisition date. Changes in the fair value of contingent consideration are recognized in the consolidated statements of income until the contingency is resolved. Contingent payments linked to future employment of employees of Greentech are recognized in the consolidated statements of income as compensation expense over the relevant service period and when payment of those amounts becomes probable. The operating results and cash flows of Greentech have been reflected to Nomura’s consolidated financial statements since April 1, 2021. The assets acquired and liabilities assumed as of the acquisition date were not material to Nomura’s consolidated balance sheet.

10. Other assets—Other / Other liabilities:

The following table presents components of Other assets—Other and Other liabilities in the consolidated balance sheets as of March 31, 2021 and as of December 31, 2021.

	Millions of yen
	March 31, 2021	December 31, 2021
Other assets—Other:
Securities received as collateral	¥399,975	¥134,009
Goodwill and other intangible assets(1)	29,040	28,806
Deferred tax assets	30,433	28,433
Investments in equity securities for other than operating purposes(2)	270,246	258,691
Prepaid expenses	18,741	16,617
Other	300,997	287,412

Total	¥1,049,432	¥753,968

Other liabilities:
Obligation to return securities received as collateral	¥399,975	¥134,009
Accrued income taxes	60,275	11,648
Other accrued expenses	424,961	431,535
Other(3)	353,956	337,848

Total	¥1,239,167	¥915,040

(1)

For the year ended March 31, 2021, Nomura recognized goodwill attributable to the Wholesale segment as a result of acquiring 100% of the ownership interests in Greentech Capital, LLC. See Note.9 “Business combination“ for further information.

(2)	Includes equity securities without readily determinable fair value of ¥65,365 million as of March 31, 2021 and as of December 31, 2021 respectively.
(3)	Includes operating lease liabilities.

11. Earnings per share:

A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Nine months ended December 31
	2020	2021
Basic—
Net income attributable to NHI shareholders	¥308,524	¥112,033
Weighted average number of shares outstanding	3,053,730,446	3,077,505,526
Net income attributable to NHI shareholders per share	¥101.03	¥36.40

Diluted—
Net income attributable to NHI shareholders	¥308,459	¥111,969
Weighted average number of shares outstanding	3,138,030,622	3,169,006,957
Net income attributable to NHI shareholders per share	¥98.30	¥35.33

	Millions of yen except per share data presented in yen
	Three months ended December 31
	2020	2021
Basic—
Net income attributable to NHI shareholders	¥98,366	¥60,333
Weighted average number of shares outstanding	3,058,575,650	3,068,320,903
Net income attributable to NHI shareholders per share	¥32.16	¥19.66

Diluted—
Net income attributable to NHI shareholders	¥98,329	¥60,324
Weighted average number of shares outstanding	3,155,202,682	3,162,926,476
Net income attributable to NHI shareholders per share	¥31.16	¥19.07

Net income attributable to NHI shareholders is adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the nine and the three months ended December 31, 2020 and 2021, arising from options to purchase common shares issued by subsidiaries and affiliates.

The weighted average number of shares used in the calculation of diluted earnings per share (“EPS”) reflects the increase in potential issuance of common shares arising from stock-based compensation plans issued by the Company and affiliates, which would have minimal impact on EPS for the nine and the three months ended December 31, 2020 and 2021, respectively.

Antidilutive stock options and other stock-based compensation plans to purchase 12,749,100 and 9,716,800 common shares were not included in the computation of diluted EPS for the nine and the three months ended December 31, 2020 and 2021, respectively.

12. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Net periodic benefit cost

The net periodic benefit cost of the defined benefit plans of Japanese entities includes the following components.

	Millions of yen
	Nine months ended December 31
	2020	2021
Service cost	¥5,041	¥4,839
Interest cost	1,339	1,531
Expected return on plan assets	(4,369)	(4,541)
Amortization of net actuarial losses	4,139	2,966
Amortization of prior service cost	(1,141)	(1,199)

Net periodic benefit cost	¥5,009	¥3,596

	Millions of yen
	Three months ended December 31
	2020	2021
Service cost	¥1,680	¥1,613
Interest cost	446	510
Expected return on plan assets	(1,456)	(1,513)
Amortization of net actuarial losses	1,380	988
Amortization of prior service cost	(380)	(399)

Net periodic benefit cost	¥1,670	¥1,199

Nomura also recognized net periodic benefit cost of plans other than Japanese entities’ plans, which are not significant.

13. Income taxes:

For the nine months ended December 31, 2020, the difference between the effective statutory tax rate of 31% and the effective tax rate of 21.0% was mainly due to decrease in valuation allowance of foreign subsidiaries, whereas non-deductible expenses increased the effective tax rate.

For the three months ended December 31, 2020, the difference between the effective statutory tax rate of 31% and the effective tax rate of 23.5% was mainly due to decrease in valuation allowance of foreign subsidiaries, whereas non-deductible expenses increased the effective tax rate.

For the nine months ended December 31, 2021, the difference between the effective statutory tax rate of 31% and the effective tax rate of 33.9% was mainly due to increase in non-deductible expenses, whereas non-taxable income decreased the effective tax rate.

For the three months ended December 31, 2021, the difference between the effective statutory tax rate of 31% and the effective tax rate of 23.1% was mainly due to decrease in valuation allowance of foreign subsidiaries, whereas non-deductible expenses increased the effective tax rate.

14. Other comprehensive income (loss):

Changes in accumulated other comprehensive income (loss) are as follows:

	Millions of yen
	Nine months ended December 31, 2020
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥(26,274)	¥(30,365)	¥(3,083)	¥(33,448)	¥(59,722)
Pension liability adjustment	(62,571)	917	3,336	4,253	(58,318)
Own credit adjustments	62,740	(67,791)	(9,589)	(77,380)	(14,640)

Total	¥(26,105)	¥(97,239)	¥(9,336)	¥(106,575)	¥(132,680)

(1)

Change in own credit adjustments, net of tax in other comprehensive income (loss) for nine months ended December 31, 2020 includes reclassification adjustment of ¥11,653 million recognized in Revenue—Net gain on trading. The amount of Income tax expense allocated to this reclassification adjustment is ¥2,064 million. See Note 2 “Fair value measurements” for further information.

	Millions of yen
	Nine months ended December 31, 2021
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥18,316	¥43,852	¥62	¥43,914	¥62,230
Pension liability adjustment	(43,477)	(166)	1,238	1,072	(42,405)
Own credit adjustments	(12,983)	9,892	1,005	10,897	(2,086)

Total	¥(38,144)	¥53,578	¥2,305	¥55,883	¥17,739

(1)	Reclassifications out of accumulated other comprehensive income (loss) were not significant.

	Millions of yen
	Three months ended December 31, 2020
	Balance at beginning of period	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss) (1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥(46,481)	¥(11,970)	¥(1,271)	¥(13,241)	¥(59,722)
Pension liability adjustment	(59,181)	(134)	997	863	(58,318)
Own credit adjustments	16,956	(32,708)	1,112	(31,596)	(14,640)

Total	¥(88,706)	¥(44,812)	¥838	¥(43,974)	¥(132,680)

(1)	Reclassifications out of accumulated other comprehensive income (loss) were not significant.

	Millions of yen
	Three months ended December 31, 2021
	Balance at beginning of period	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss) (1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥23,645	¥38,584	¥1	¥38,585	¥62,230
Pension liability adjustment	(42,993)	192	396	588	(42,405)
Own credit adjustments	(9,158)	6,775	297	7,072	(2,086)

Total	¥(28,506)	¥45,551	¥694	¥46,245	¥17,739

(1)	Reclassifications out of accumulated other comprehensive income (loss) were not significant.

15. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite securities that may be issued by the clients. As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repo transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs. The outstanding commitments under these agreements are included below in commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included below in commitments to invest.

The following table presents a summary of the key types of outstanding commitments provided by Nomura.

	Millions of yen
	March 31, 2021	December 31, 2021
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,400,076	¥1,095,781
Other commitments to extend credit	901,867	874,172

Total	¥2,301,943	¥1,969,953

Commitments to invest	¥136,367	¥29,936

As of December 31, 2021, these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,095,781	¥1,095,781	¥—	¥—	¥—
Other commitments to extend credit	874,172	220,799	216,616	211,866	224,891

Total	¥1,969,953	¥1,316,580	¥216,616	¥211,866	¥224,891

Commitments to invest	¥29,936	¥1,161	¥4,885	¥1,170	¥22,720

The contractual amounts of these commitments to extend credit represent the amounts at risk but only if the contracts are fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Contingencies—

Investigations, lawsuits and other legal proceedings

Contingencies Disclosure

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. As of March 31, 2021 and December 31, 2021, the total liability of ¥62,889 million and ¥82,881 million have been recognized respectively, and reported within Other liabilities in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the loss can be reasonably estimated. Total expenses recognized through earnings for the nine months ended December 31, 2020 and 2021 in connection with these matters were ¥34,244 million and ¥39,488 million respectively, which has been reported within Non-interest expenses—Other.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For certain of the significant actions and proceedings, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of February 14, 2022, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥106 billion.

For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; (vi) there are novel or unsettled legal theories underlying the claims and/or (vii) a judgment has been made against Nomura but detailed reasons for the basis for the judgment and how the amount of the judgment has been determined have not yet been received.

Nomura will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (“Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP has exhausted all avenues of appeal following a judgment of the Italian Supreme Court dismissing NIP’s appeal in July 2021.

Similar claims have been made by the tax authorities against IBJ Nomura Financial Products (UK) PLC (“IBJN”) a group company which has been in members’ voluntary liquidation since 2000. An Italian Supreme Court judgment in June 2019 confirmed that tax credit refunds of approximately EUR 38 million, plus interest, were payable by IBJN to the Italian tax authorities.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $35 million and interest.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of residential mortgage-backed securities (“RMBS”). These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (“originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

With respect to certain of the RMBS issued from 2005 to 2007, the relevant subsidiaries received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract from 2011 to 2014. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions have survived motions to dismiss and discovery has now been completed in the Supreme Court of the State of New York.

A monoline insurer, Ambac Assurance Corp (“Ambac”), brought an action in April 2013 against Nomura Credit & Capital, Inc. (“NCCI”) and Nomura Holding America Inc. (“NHA”) alleging breach of contract with respect to representations concerning specific loan characteristics and fraud in the inducement of the insurance contract based on misrepresentations concerning the loans for two trusts insured by Ambac. The court dismissed all claims against NHA, and the claims against NCCI are continuing in the Supreme Court of the State of New York and discovery has now been completed.

In November 2011, NIP was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million plus interest.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against (1) two former directors of MPS and (2) NIP. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (“Transactions”) and that NIP acted fraudulently and was jointly liable for the unlawful conduct of MPS’s former directors. MPS claimed damages of not less than EUR 1.1 billion.

In March 2013, NIP commenced a claim against MPS in the English Courts. The claim was for declaratory relief confirming that the Transactions remained valid and contractually binding. MPS filed and served its defence and counterclaim to these proceedings in March 2014. MPS alleged in its counterclaim that NIP was liable to make restitution of a net amount of approximately EUR 1.5 billion, and sought declarations regarding the illegality and invalidity of the Transactions.

On September 23, 2015, NIP entered into a settlement agreement with MPS to terminate the Transactions. NIP believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, NIP considered it to be in its best interests to reach a settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and NIP in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and NIP applied to the Italian Courts to discontinue the proceedings brought by MPS against NIP. These proceedings have since been discontinued.

In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two former NIP employees for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the Milan criminal court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor). The trial commenced in December 2016. As part of these proceedings, a number of civil claimants have been permitted to bring damages claims against a number of entities and individuals, including NIP.

On November 8, 2019, the court delivered its oral verdict, finding two former employees of NIP guilty of false accounting, market manipulation and obstructing the supervisory activities of CONSOB and that NIP had breached Italian corporate liability legislation. In so doing it imposed a fine of EUR 3.45 million on NIP as well as ordering confiscation of EUR 88 million. On May 12, 2020, the court issued the detailed reasoning for the verdict (including the rationale for the penalties imposed). NIP has appealed the decision to the Milan Court of Appeal. The penalties will not be enforceable until all appeals have been concluded.

In addition, NIP is involved in a number of separate civil or administrative matters relating to the Transactions including those described further below.

In July 2013, a claim was issued against former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim were similar to those on which the MPS claim was founded and the level of damages sought by FMPS was not less than EUR 315.2 million. In September 2020, NIP, without admitting any wrongdoing, entered into a settlement agreement with FMPS pursuant to which FMPS waived its claim against NIP. The proceedings have since been discontinued.

In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Alken Luxembourg S.A (the funds’ management company) (collectively referred to as “Alken”) was served on NIP. The claim was made against NIP, MPS, four MPS former directors and a member of MPS’s internal audit board, and sought monetary damages of approximately EUR 434 million plus interest on the basis of allegations similar to those made in the MPS and FMPS claims, as well as non-monetary damages in an amount left to be quantified by the Judge. In July 2021, the court rejected all of Alken’s claims.

In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 186.7 million plus interest on grounds similar to those in the MPS and FMPS claims, as well as non-monetary damages in an amount left to be quantified by the Judge.

Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two former NIP employees. In addition, CONSOB decided that the two employees did not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP was vicariously liable to pay the fines imposed on its former employees. NIP paid the fines and appealed the decision to the Milan Court of Appeal. In December 2020, the Court of Appeal annulled the CONSOB decision against NIP. CONSOB has appealed the Court of Appeal’s decision to the Italian Supreme Court.

In June 2016 and August 2016, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS and certain individuals by Cathay United Bank, Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd., KGI Bank and Hwatai Bank Ltd. (collectively, “Syndicate Banks”). The Syndicate Banks’ complaint relates to a $60 million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK, and made by the Syndicate Banks together with NSIS. The Syndicate Banks’ allegations in the complaint include allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks seek to recover approximately $48 million in damages and interest.

In March 2017, certain subsidiaries of American International Group, Inc. (“AIG”) commenced proceedings in the District Court of Harris County, Texas against certain entities and individuals, including Nomura Securities International, Inc. (“NSI”), in connection with a 2012 offering of $750 million of certain project finance notes, of which $92 million allegedly were purchased by AIG. AIG alleges violations of the Texas Securities Act based on material misrepresentations and omissions in connection with the marketing, offering, issuance and sale of the notes and seeks rescission of the purchases or compensatory damages.

On May 20, 2021, NIP and the Company were named as addressees in a decision issued by the European Commission in which NIP, the Company and various other third party banks have been found to have infringed EU competition law in connection with their activity in the primary and secondary markets for European Government Bonds (“EGB”). The European Commission found that the infringement consisted of anticompetitive agreements and/or concerted practices in the EGB sector in breach of EU competition law and fined NIP and the Company approximately EUR 129.6 million. In August 2021, NIP and the Company appealed the decision. The fine has been provisionally paid, as is required, pending the outcome of NIP and the Company’s appeal.

NIP and NSI have been served with a class action complaint filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for EGB.

Additionally, NIP and NSI are defendants in a separate class action complaint filed in the Toronto Registry Office of the Federal Court of Canada alleging violations of Canadian competition law relating to the alleged manipulation of the secondary trading market for supranational, sub-sovereign and agency bonds.

Nomura is responding to requests from governmental authorities in relation to swap trading related to bond issuances. On February 1, 2021, the U.S. Commodity Futures Trading Commission filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction.

In September 2017 and November 2017, NIHK and NSIS were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicate Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks seek to recover approximately $68 million in damages and interest.

In August 2017, the Cologne public prosecutor in Germany notified NIP that it is investigating possible tax fraud by individuals who worked for the Nomura Group in relation to the historic planning and execution of trading strategies around dividend record dates in certain German equities (known as “cum/ex” trading) and in relation to filings of tax reclaims in 2007 to 2012. During the fiscal year ended March 31, 2020, Nomura Group became aware that certain of those individuals would be the subject of investigative proceedings in Germany. NIP and another entity in the Nomura Group are cooperating with the investigation, including by disclosing to the public prosecutor certain documents and trading data. If the investigation involving Nomura Group entities and former individuals proceeds to trial, the individuals could face criminal sanctions and Nomura Group entities could face administrative sanctions such as administrative fines or profit confiscation orders.

In June 2020, NIP issued a claim against an Italian counterparty in the English Courts. The claim sought declarations that the terms of a derivative transaction entered into in 2005 are binding. The counterparty filed and served its defense and counterclaim to these proceedings in January 2021 which sought, amongst other things, restitution of sums paid under the transaction. Separately, in June 2020, the counterparty filed an interim injunction application against NIP in the Tribunal of Palermo relating to payments due by it in relation to the same transaction. This application was dismissed at first instance but the counterparty appealed that decision. In October 2021, NIP, without admitting any wrongdoing, entered into a settlement agreement with the counterparty pursuant to which the proceedings in both jurisdictions were discontinued. At the same time, the derivative transaction was terminated.

Stichting Vestia, a Dutch housing association and former counterparty, has asserted a claim against NIP relating to derivative transactions entered into between Vestia and NIP between 2009 and 2011. On February 1, 2022, Vestia commenced proceedings against NIP in the English Courts. The proceedings allege that the transactions are void because Vestia lacked the capacity and/or the authority to enter into them. Vestia is seeking restitution of a net amount of approximately EUR 154.2 million plus interest in respect of those transactions.

In the context of a secured financing and the enforcement of the related pledge agreements following events of default attributable to the counterparty, on February 8, 2022, two former pledgors served a formal notice stating their intention to commence legal proceedings against Nomura European Investment Limited as lender and NIP as security agent. The pledgors allege that there have been certain valuation errors in relation to enforcement of the related pledge agreements. To date, no legal proceedings have been issued in respect of the claim.

Guarantees—

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31, 2021		December 31, 2021
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts(1)(2)	¥5,207,911	¥322,635,226	¥4,442,472	¥332,814,251
Standby letters of credit and other guarantees(3)	—	206,072	—	489,244

(1)	Credit derivatives are disclosed in Note 3. “Derivative instruments and hedging activities” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)

As of March 31, 2021 and December 31, 2021, primarily related to a certain sponsored repo program where Nomura guarantees to a 3rd party clearing house the payment of its clients’ obligations. Our exposure under this guarantee is minimized through effectively obtaining collaterals whose amount is approximately equal to the maximum potential payout of the guarantee.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of December 31, 2021.

	Millions of yen
	Carrying value	Maximum Potential Payout/Notional
		Total	Years to Maturity
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥4,442,472	¥332,814,251	¥65,859,218	¥91,943,605	¥52,315,610	¥122,695,818
Standby letters of credit and other guarantees	—	489,244	478,850	5,539	1,557	3,298

16. Segment and geographic information:

Operating segments—

In April 2021, the Investment Management Division was newly established by replacing the Asset Management Division and the Merchant Banking Division. Accordingly, Nomura’s operating management and management reporting are prepared based on the Retail, the Investment Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure.

The accounting policies for segment information follow U.S. GAAP, except for the impact of unrealized gains/losses on investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income (loss) before income taxes, but excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

The prior period amounts have been reclassified to conform to the current year presentation, in accordance with the realignment in April 2021.

	Millions of yen
	Retail	Investment Management	Wholesale(1)	Other (Incl. elimination)	Total
Nine months ended December 31, 2020
Non-interest revenue	¥270,156	¥100,224	¥568,145	¥165,198	¥1,103,723
Net interest revenue	1,872	8,898	123,968	(13,525)	121,213

Net revenue	272,028	109,122	692,113	151,673	1,224,936
Non-interest expenses	205,819	53,357	461,896	113,994	835,066

Income before income taxes	¥66,209	¥55,765	¥230,217	¥37,679	¥389,870

Nine months ended December 31, 2021
Non-interest revenue	¥254,863	¥119,639	¥434,512	¥157,554	¥966,568
Net interest revenue	2,665	18,280	73,643	(42,518)	52,070

Net revenue	257,528	137,919	508,155	115,036	1,018,638
Non-interest expenses	203,487	57,626	470,709	114,184	846,006

Income before income taxes	¥54,041	¥80,293	¥37,446	¥852	¥172,632

	Millions of yen
	Retail	Investment Management	Wholesale	Other (Incl. elimination)	Total
Three months ended December 31, 2020
Non-interest revenue	¥97,480	¥30,336	¥191,997	¥43,812	¥363,625
Net interest revenue	675	9,044	31,142	(5,038)	35,823

Net revenue	98,155	39,380	223,139	38,774	399,448
Non-interest expenses	69,840	17,836	146,268	36,815	270,759

Income before income taxes	¥28,315	¥21,544	¥76,871	¥1,959	¥128,689

Three months ended December 31, 2021
Non-interest revenue	¥86,388	¥21,695	¥178,555	¥35,249	¥321,887
Net interest revenue	963	18,413	24,154	(13,681)	29,849

Net revenue	87,351	40,108	202,709	21,568	351,736
Non-interest expenses	69,316	19,757	161,875	19,917	270,865

Income before income taxes	¥18,035	¥20,351	¥40,834	¥1,651	¥80,871

(1)

Non-interest revenue and Non-interest expense for the nine months ended December 31, 2021 include losses of ¥65,362 million arising from transactions with a U.S. client in three months ended June 30, 2021. The losses are reported within Net gain on trading in the amount of ¥(56,073) million and in Non-interest expenses—Other in the amount of ¥9,289 million in the consolidated statements of income.

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of Income before income taxes in “Other.”

	Millions of yen
	Nine months ended December 31
	2020	2021
Net gain (loss) related to economic hedging transactions	¥2,014	¥(1,509)
Realized gain (loss) on investments in equity securities held for operating purposes	1,553	215
Equity in earnings of affiliates	22,258	20,554
Corporate items(1)(2)	14,035	(56,645)
Other(3)(4)	(2,181)	38,237

Total	¥37,679	¥852

	Millions of yen
	Three months ended December 31
	2020	2021
Net gain (loss) related to economic hedging transactions	¥1,402	¥(1,128)
Realized gain (loss) on investments in equity securities held for operating purposes	744	19
Equity in earnings of affiliates	10,398	5,366
Corporate items	(15,050)	(1,807)
Other(4)	4,465	(799)

Total	¥1,959	¥1,651

(1)

The income before income taxes for the nine months ended December 31, 2020 includes a gain of ¥71,075 million which represents the difference between the fair value of the assets acquired and the carrying value of the assets transferred by Nomura as a result of the rights conversion of the Tokyo Nihonbashi district redevelopment project.

(2)	The loss before income taxes for the nine months ended December 31, 2021 includes losses of approximately ¥40 billion related to legacy transactions.
(3)	The income before income taxes for the nine months ended December 31, 2021 includes a gain of ¥36,249 million from the sale of Nomura Research Institute, Ltd. ordinary shares.
(4)	Includes the impact of Nomura’s own creditworthiness.

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes in the consolidated statements of income.

	Millions of yen
	Nine months ended December 31
	2020	2021
Net revenue	¥1,224,936	¥1,018,638
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,901	4,468

Consolidated net revenue	¥1,231,837	¥1,023,106

Non-interest expenses	¥835,066	¥846,006
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥835,066	¥846,006

Income before income taxes	¥389,870	¥172,632
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,901	4,468

Consolidated income before income taxes	¥396,771	¥177,100

	Millions of yen
	Three months ended December 31
	2020	2021
Net revenue	¥399,448	¥351,736
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,644	(771)

Consolidated net revenue	¥402,092	¥350,965

Non-interest expenses	¥270,759	¥270,865
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥270,759	¥270,865

Income before income taxes	¥128,689	¥80,871
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,644	(771)

Consolidated income before income taxes	¥131,333	¥80,100

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of Net revenue and Income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and Long-lived assets have been allocated based on transactions with external customers while Income (loss) before income taxes have been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Nine months ended December 31
	2020	2021
Net revenue(1)(2):
Americas	¥330,913	¥222,242
Europe	96,368	96,594
Asia and Oceania	46,263	64,889

Subtotal	473,544	383,725
Japan	758,293	639,381

Consolidated	¥1,231,837	¥1,023,106

Income (loss) before income taxes(2):
Americas	¥126,750	¥(21,598)
Europe	4,441	(17,545)
Asia and Oceania	35,964	24,691

Subtotal	167,155	(14,452)
Japan	229,616	191,552

Consolidated	¥396,771	¥177,100

	Millions of yen
	Three months ended December 31
	2020	2021
Net revenue(1):
Americas	¥108,822	¥99,336
Europe	36,687	29,597
Asia and Oceania	18,658	21,014

Subtotal	164,167	149,947
Japan	237,925	201,018

Consolidated	¥402,092	¥350,965

Income (loss) before income taxes:
Americas	¥47,593	¥32,226
Europe	(2,139)	(3,395)
Asia and Oceania	14,049	10,967

Subtotal	59,503	39,798
Japan	71,830	40,302

Consolidated	¥131,333	¥80,100

(1)	There is no revenue derived from transactions with a single major external customer.
(2)	Includes losses arising from transactions with a U.S. client.

	Millions of yen
	March 31, 2021	December 31, 2021
Long-lived assets:
Americas	¥98,611	¥98,154
Europe	65,165	52,241
Asia and Oceania	26,690	23,434

Subtotal	190,466	173,829
Japan	303,355	288,958

Consolidated	¥493,821	¥462,787

2. Other

On October 29, 2021, the Board of Directors resolved to pay the dividend based on the record date of September 30, 2021 to shareholders registered as of September 30, 2021.

a. Total dividend based on the record date of September 30, 2021	¥24,761 million
b. Dividend based on the record date of September 30, 2021 per share	¥8.0

[Translation]

Quarterly Review Report of Independent Auditor

June 25, 2024

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC Tokyo office, Japan

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Hisashi Yuhara
Certified Public Accountant
Designated and Engagement Partner

Kenjiro Tsumura
Certified Public Accountant
Designated and Engagement Partner

Toshiro Kuwata
Certified Public Accountant
Designated and Engagement Partner

Auditor’s Conclusion

We have performed a quarterly review of the restated quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Financial Information section for the three-month and nine-month periods ended December 31, 2021 within the fiscal period from April 1, 2021 to March 31, 2022, which comprise the quarterly consolidated balance sheet, the quarterly consolidated statements of income, comprehensive income, changes in equity and cash flows, and the related notes, pursuant to the requirement of the rule specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act.

Based on our quarterly review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries (the “Group”) as of December 31, 2021, and the consolidated results of their operations for the three-month and nine-month periods then ended and cash flows for the nine-month period then ended in conformity with accounting principles generally accepted in the United States of America pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (see Note 1 to the quarterly consolidated financial statements).

Basis for Auditor’s Conclusion

We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Quarterly Review of the Quarterly Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that we have obtained the evidence to provide a basis for our conclusion.

Emphasis of a matter

As mentioned in Note 1 to the quarterly consolidated financial statements, the Company has restated its quarterly consolidated financial statements. However, this matter does not affect our conclusion.

We issued our quarterly review report on the original quarterly consolidated financial statements on February 14, 2022. Due to the restatement, we issue this quarterly review report on the restated quarterly consolidated financial statements.

Responsibilities of Management and the Audit Committee for the Quarterly Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements), and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the quarterly consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the quarterly consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements), matters related to going concern.

The Audit Committee is responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibility for the Quarterly Review of the Quarterly Consolidated Financial Statements

Our responsibility is to independently express a conclusion on the quarterly consolidated financial statements in the quarterly review report based on our quarterly review. As part of a quarterly review in accordance with quarterly review standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the quarterly review. We also:

•

Make inquiries, primarily of management and persons responsible for financial and accounting matters and apply analytical and other quarterly review procedures. A quarterly review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan.

•

Conclude on whether nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements do not present fairly in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements) based on the audit evidence obtained if we conclude that a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our quarterly review report to the related disclosures in the quarterly consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the evidence obtained up to the date of our quarterly review report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate whether nothing has come to our attention that cause us to believe that the overall presentation, structure and content of the quarterly consolidated financial statements, including the disclosures, and the quarterly consolidated financial statements do not represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

•

Obtain evidence of the financial information of the Group to express its conclusions on the quarterly consolidated financial statements. The auditor is responsible for directing, overseeing and implementing the quarterly review of the quarterly consolidated financial statements. The auditor is solely responsible for the auditor’s conclusions.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the quarterly review and significant quarterly review findings.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the consolidated financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Conflicts of Interest

We have no interest in the Group which should be disclosed in accordance with the Certified Public Accountants Act.

*1.	The Company maintains the original of the Quarterly Review Report of Independent Auditor above.
*2.	XBRL data is not included in the scope of the quarterly review.

(Note)

This is an English translation of the Japanese language Quarterly Review Report of Independent Auditor issued by Ernst & Young ShinNihon LLC in connection with the limited procedures applied on the quarterly consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the three-month and nine-month periods ended December 31, 2021 within the fiscal period from April 1, 2021 to March 31, 2022. Ernst & Young ShinNihon LLC have not applied any such procedures nor have they performed an audit on the English language version of the quarterly consolidated financial statements for the above-mentioned period which are included in this report on Form 6-K/A.

Exhibit 2

Confirmation Letter

1 [Appropriateness of Quarterly Securities Report]

Kentaro Okuda, Group Chief Executive Officer, and Takumi Kitamura, Chief Financial Officer, have confirmed that quarterly amendment report of Nomura Holdings, Inc. for the three months ended December 31, 2021 is appropriate under the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.